Seneca Capital International Master Fund, L.P.

Seneca Capital, L.P.

Seneca Capital Investments, L.P.

Seneca Capital Investments, LLC

Seneca Capital International GP, LLC

Seneca Capital Advisors, LLC

Douglas A. Hirsch

590 Madison Avenue, 28th Floor

New York, NY 10022

(212) 371-1300

January 28, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attn:	Peggy Kim, Special Counsel

Office of Mergers & Acquisitions

Re:	Dynegy Inc. (“Dynegy” or the “Company”)
Revised Preliminary Proxy Statement filed January 4, 2011 by Seneca Capital International Master Fund, L.P., et. al. (“Seneca Capital”)
Soliciting Materials filed pursuant to Rule 14a-12 on December 20, 2010 by Seneca Capital International Master Fund, L.P. et. al.
File No. 001-33443

Ladies and Gentlemen:

Attached to this letter please find the supplemental information referenced by Seneca Capital in its letter to the Securities and Exchange Commission (the “Commission”) dated January 27, 2011 responding to comments received from the staff of the Division of Corporation Finance of the Commission by letter dated January 10, 2011 with respect to the above-referenced Revised Preliminary Proxy Statement, filed with the Commission on January 4, 2011, and the above-referenced soliciting materials filed with the Commission on December 20, 2010.

Securities and Exchange Commission    January 28, 2011    Page 2

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler at (713) 546-7418 or Adel Aslani-Far at (212) 906-1770.

Very truly yours,

Seneca Capital

By:  /s/  Douglas A. Hirsch

        Authorized Person

cc:	Sean T. Wheeler (By Email)

Latham & Watkins LLP

717 Texas Avenue

Suite 1600

Houston, TX 77002

sean.wheeler@lw.com

M. Adel Aslani-Far (By Email)

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022-4834

adel.aslanifar@lw.com

APPENDIX A

Setting the Record Straight:

The Truth About Asset Sales, Dividends and Debt Facilities

Investor Presentation

October 2010

DYNEGY

A-I

Significant Risk of Negative Impact on Dynegy's Stock Price if Transaction is not Completed

DYNEGY

- Dynegy's pre-announcement stock price was $2.78 per share on August 12, when Blackstone confirmed its $4.50 per share offer
  - Average peer stock prices have fallen ~3% since August 12, implying a potential 60% loss in value compared to Blackstone's offer
  - Dynegy's higher leverage tends to amplify changes in its equity value
  - Natural gas prices have continued to fall and shale gas appears to be a long term driver of prices
  - Given these trends, and assuming the correlation between natural gas prices and Dynegy's stock price returns, Dynegy's stock price could trade at or below the pre-announcement price if the Blackstone transaction is not completed
- Cumulative cash outflows included in the Summary Financial Forecasts will decrease the company's financial flexibility and reduce its access to traditional capital markets
- The company expects to restructure the balance sheet to reduce debt and thereby reduce fixed costs, which actions would be dilutive to stockholders
  - Issuance of equity, equity linked securities, debt for equity swaps or combination of these
  - Further asset sales at depressed and dilutive prices

Indexed Stock Performance Since Transaction Announcement



200%
180%
160%
140%
120%
100%
80%
Blackstone's $4.50 Cash Offer for Dynegy
Dynegy
+72.7%
Merchant
Power
Peers
-2.9%
12-Aug-2010
19-Aug-2010
26-Aug-2010
2-Sep-2010
9-Sep-2010
16-Sep-2010
23-Sep-2010

Merchant Power Peers reflect market-capitalization-weighted index which includes Calpine, Mirant, NRG Energy and RRI Energy performance as of September 27, 2010.

If the Blackstone transaction does not close, the stock price could trade down to or below the pre-announcement price of $2.78 per share and stockholders could lose significant value

A-2

7

Presentation to Proxy Advisory Firms October 27, 2010

DYNEGY

Dynegy Acquisition by

The Blackstone Group L.P.

An affiliate of The Blackstone Group L.P. has agreed to acquire Dynegy Inc. in an all-cash transaction valued at ~$4. 7 billion, including the assumption of existing debt

• The Dynegy/Bláckstone transaction is the result of a lengthy and extensive evaluation of strategic alternatives by Dynegy to maximize stockholder value

—Contacted 16 parties in the two years prior to announcement of the Blackstone transaction

—Evaluated potential asset sales and other alternatives, including a business combination with a strategic partner

—Contacted 42 parties in 2010 during the “Go-shop” process with no proposal, let alone a superior proposal, emerging

—This multi-year process has resulted in Blackstone’s current offer

• Dynegy believes Blackstone’s cash offer of $4.50 per share provides stockholders with immediate fair value in cash and removes risks associated with market conditions, ongoing regulatory uncertainties and Dynegy’s capitalization and cash requirements

. Dynegy’s substantial leverage and forecasted negative free cash flow create a very challenging liquidity position over time

• Dynegy’s Board has concluded that the risks of continuing to operate as a stand-alone public company significantly outweigh the potential upside of doing so

Dynegy’s stock price could trade at or below its pre-announcement stock price if the Blackstone transaction is not completed

APPENDIX B

August 6, 2010

Second Quarter 2010 Results

Investor Relations Norelle Lundy, Vice President | Laura Hrehor. Senior Director | 713-507-6466 |@dynegy.com

DYNEGY

B-1

. Geographic & dispatch diversity

Lower-cost baseload assets positioned to capture value as markets recover . Major planned environmental upgrades to be completed in 2012

. Near-term hedging to protect against downside risks

Long-term position open to capture potential upside

. Simple flexible capital structure supports commercial activity

No significant bond maturities until 2015

Multi-year cost savings program on track

Cash flow increases as planned environment all spending declines

How Dynegy is operating & commercializing well

DYN

Competitive Facilities

Commercialize Well

Prudent Financial Management

B-2

Amendment No. 2 to Schedule 14D-9/A	Page 1 of 12

APPENDIX C

SC 14D9/A 1 dsc14d9a.htm AMENDMENT NO. 2 TO SCHEDULE 14D-9/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

DYNEGY INC.

(Name of Subject Company)

DYNEGY INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,

INCLUDING THE ASSOCIATED RIGHTS

(Title of Class of Securities)

26817G300

(CUSIP Number of Class of Securities)

J. Kevin Blodgett

General Counsel

Dynegy Inc.

1000 Louisiana, Suite 5800

Houston, Texas 77002

(713) 507-6400

With copies to:

Joseph B. Frumkin

Krishna Veeraraghavan

Sullivan & Cromwell

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amendment No. 2 to Schedule 14D-9/A	Page 2 of 12

•

Amounts under Severance Change in Control assume an involuntary termination on April 1, 2011 in connection with a change in control. No discussions have occurred between any members of the Company’s current management team and representatives of Offeror, Merger sub or their affiliates regarding continuing employment of our executive officers or any termination thereof.

•

Amounts under Overall Total assume both a change in control event and involuntary termination in connection with such change in control resulting in payments of outstanding equity awards and severance.

	Offer /Merger Acceleration Time(1)	Severance Change in Control(2)	Overall Total
Bruce A. Williamson
Cash Severance (Multiple of Annual Compensation)	$—	$5,980,000
Pro-rated Short-term Incentive Bonus	—	$249,315
Vested/accelerated Company Stock Options(3)	—	—
Accelerated Company Restricted Stock	$728,756	—
Accelerated Company Phantom Stock Units	$1,752,212	—
Accelerated Company Performance Awards(4)	$5,400,000	—
Common Stock Owned Outright (includes 401K Shares)(5)	$1,075,261	—
Incremental Non-qualified Pension(6)	—	$145,377
Medical, Dental and Vision and Life Insurance Benefits	—	$37,008
Outplacement Services	—	$25,000
280G Tax Gross-Up	—	0

Total	$8,956,229	$6,436,700	$15,392,929

Holli C. Nichols
Cash Severance (Multiple of Annual Compensation)	$—	$2,625,000
Pro-rated Short-term Incentive Bonus	—	$130,890
Vested/accelerated Company Stock Options(3)	—	—
Accelerated Company Restricted Stock	$189,827	—
Accelerated Company Phantom Stock Units	$438,053	—
Accelerated Company Performance Awards(4)	$1,380,000	—
Common Stock Owned Outright (includes 401K Shares)(5)	$96,553	—
Incremental Non-qualified Pension(6)	—	$51,051

Amendment No. 2 to Schedule 14D-9/A	Page 3 of 12

	Offer /Merger Acceleration Time(1)	Severance Change in Control(2)	Overall Total
Medical, Dental and Vision and Life Insurance Benefits	—	$10,290
Outplacement Services	—	$25,000
280G Tax Gross-Up	—	$1,554,562

Total	$2,104,433	$4,396,793	$6,501,226

J. Kevin Blodgett
Cash Severance (Multiple of Annual Compensation)	$—	$2,250,000
Pro-rated Short-term Incentive Bonus	—	$112,192
Vested/accelerated Company Stock Options(3)	—	—
Accelerated Company Restricted Stock	$142,186	—
Accelerated Company Phantom Stock Units	$325,798	—
Accelerated Company Performance Awards(4)	$1,030,400	—
Common Stock Owned Outright (includes 401K Shares)(5)	$55,842	—
Incremental Non-qualified Pension(6)	—	$36,973
Medical, Dental and Vision and Life Insurance Benefits	—	$30,660
Outplacement Services	—	$25,000
280G Tax Gross-Up	—	$1,197,811

Total	$1,554,226	$3,652,636	$5,206,862

Lynn A. Lednicky
Cash Severance (Multiple of Annual Compensation)	$—	$2,175,000
Pro-rated Short-term Incentive Bonus	—	$108,452
Vested/accelerated Company Stock Options(3)	—	—
Accelerated Company Restricted Stock	$138,177	—
Accelerated Company Phantom Stock Units	$325,798	—
Accelerated Company Performance Awards(4)	$1,014,700	—
Common Stock Owned Outright (includes 401K Shares)(5)	$92,307	—
Incremental Non-qualified Pension(6)	—	$36,087
Medical, Dental and Vision and Life Insurance Benefits	—	$31,020
Outplacement Services	—	$25,000
280G Tax Gross-Up	—	$1,205,486

Total	$1,570,982	$3,581,045	$5,152,027

Amendment No. 2 to Schedule 14D-9/A	Page 4 of 12

	Offer /Merger Acceleration Time(1)	Severance Change in Control(2)	Overall Total
Charles C. Cook
Cash Severance (Multiple of Annual Compensation)	$—	$2,175,000
Pro-rated Short-term incentive bonus	—	$108,452
Vested/accelerated Company Stock Options(3)	—	—
Accelerated Company Restricted Stock	$147,736	—
Accelerated Company Phantom Stock Units	$306,636	—
Accelerated Company Performance Awards(4)	$981,800	—
Common Stock owned outright (includes 401K Shares)(5)	$40,398	—
Incremental non-qualified pension(6)	—	$28,932
Medical, dental and vision and life insurance benefits	—	$31,020
Out-placement services	—	$25,000
280G tax gross-up	—	$1,283,490

Total	$1,476,570	$3,651,894	$5,128,464

(1)	Amounts reflected assume closing of the Offer or Merger at the Offer Price of $5.50.
(2)	Amounts reflected assume no increase in salaries or changes in rates and coverage regarding medical, dental, vision and life insurance benefits, and the executive’s involuntary termination occurs on April 1, 2011.
(3)	Outstanding Company Stock Options have exercise prices greater than the Offer Price and would be canceled for no payment at the effective time of the Merger.
(4)	Based on target price of $100 per unit.
(5)	Amounts reflected are as of January 5, 2011.
(6)	Amounts reflected are as of December 31, 2010.”

ITEM 8.	ADDITIONAL INFORMATION.

The section captioned “Certain Company Forecasts” is amended and supplemented by inserting the following immediately after the table titled “Summary Financial Forecasts”:

“Reconciliation to GAAP of Non-GAAP Financial Measures

	Fiscal Year Ending December 31,
	2010E(1)	2011E(1)	2012E(1)	2013E(1)	2014E(1)	2015E(1)
Gross Margin	$1,209	$867	$920	$1,057	$932	$1,020
O&M Costs	$(461)	$(424)	$(441)	$(442)	$(419)	$(434)
G&A	$(151)	$(125)	$(129)	$(133)	$(136)	$(139)
Depreciation & Amortization	$(386)	$(373)	$(335)	$(340)	$(359)	$(371)
Asset Impairments	$(135)	—	—	—	—	—

Operating Income	$77	$(55)	$15	$142	$19	$76
Equity Earnings	$(62)	—	—	—	—	—
Interest Expense	$(355)	$(353)	$(383)	$(395)	$(415)	$(427)
Interest and Investment Income, Net	$3	$6	$3	$2	$2	$2
Other Income / (Expense)	$(25)	—	—	—	—	—

Earnings before Taxes	$(362)	$(402)	$(366)	$(250)	$(394)	$(349)
Provision for Income Tax	$163	$161	$146	$100	$158	$140

Net Income	$(198)	$(241)	$(220)	$(150)	$(236)	$(209)

Operating Income	$77	$(55)	$15	$142	$19	$76
Depreciation & Amortization	$386	$373	$335	$340	$359	$371
Asset Impairments	$135	—	—	—	—	—
Interest Income	$3	$6	$3	$2	$2	$2

EBITDA	$601	$323	$353	$484	$380	$449
Mark-to-market, net	$(93)	$94	$(45)	$(1)	—	—

Adjusted EBITDA(3)	$507	$418	$308	$483	$380	$449

(1)	Forecasted values.
(2)	Adjusted EBITDA means EBITDA plus interest income and other adjustments related to mark-to-market changes.

dyn8k.htm	Page 5 of 12

8-K 1 dyn8k.htm

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)

December 15, 2010

DYNEGY INC.

DYNEGY HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware Delaware	001-33443 000-29311	20-5653152 No. 94-3248415
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Louisiana, Suite 5800, Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

(713) 507-6400

(Registrant’s telephone number, including area code)

N.A.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

dyn8k.htm	Page 6 of 12

The Company has also granted to Parent an irrevocable option (the “Top-Up”) to purchase from the Company that number of Shares equal to the lowest number of Shares that, when added to the number of Shares already owned by Parent at the time of exercise, constitutes one Share more than 90% of the number of then-outstanding Shares. The Top-Up is only available if the number of shares that would need to be issued to cause Parent to exceed such 90% threshold are authorized and unissued. The Top-Up is only exercisable within the ten business days after the date on which Parent accepts for payment and pays for Shares pursuant to the Offer, or such later date as any subsequent offering period for the Offer may expire. If Parent and Merger Sub acquire more than 90% of the outstanding Shares, including through exercise of the Top-Up, Merger Sub will complete the Merger through the “short form” procedures available under Delaware law.

During the period beginning on December 15, 2010 and continuing until 11:59 p.m. on January 24, 2011, the Company may initiate, solicit and encourage any alternative acquisition proposals from third parties, provide non-public information and participate in discussions and negotiate with third parties with respect to alternative acquisition proposals. Starting at 12:00 a.m. on January 25, 2011, the Company will become subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals. However, beginning on January 25, 2011 and continuing until to the earlier of the time the Offer is consummated and the Merger is adopted by the Company’s stockholders, the no-shop provision is subject to a customary “fiduciary-out” provision which allows the Company under certain circumstances to provide information to and participate in discussions with third parties with respect to unsolicited alternative acquisition proposals that the Board of Directors has determined are or could reasonably be expected to, if consummated, result in a transaction more favorable to the Company’s stockholders from a financial point of view than the proposed transaction contemplated by the Merger Agreement (a “Superior Proposal”).

The Company may terminate the Merger Agreement if the Company receives a takeover proposal that the Board of Directors determines in good faith constitutes a Superior Proposal and that failure to terminate could be inconsistent with its fiduciary duties. In connection with such a termination, and in certain other circumstances, the Company must pay Parent a $16.3 million fee, less any

Parent expense payments previously paid by the Company.	In connection with a termination of the agreement the Company may be obligated to reimburse Parent expenses up to $5 million under certain circumstances. In the event that the Company terminates the agreement to accept a Superior Proposal meeting certain criteria, including that the consideration consists wholly of cash, that the offeror seek to acquire all outstanding Shares, and that the offeror satisfy certain financial tests (such a Superior Proposal, a “Subsequent Transaction”), Parent would be obligated to terminate the Offer. Additionally, as described below, under certain circumstances Parent and its affiliates may be obligated to vote in favor of or tender into a Subsequent Transaction. In the event that the Merger Agreement is terminated in respect of a Superior Proposal that does not qualify as a Subsequent Transaction, or in certain other circumstances, Parent is entitled to continue the Offer until September 15, 2011, so long as the Offer continues to be conditioned only upon satisfaction of the Regulatory Condition and the Minimum Condition and the absence of any law prohibiting consummation of the Offer and that Offer meets meet certain other requirements.

Parent may terminate the Merger Agreement on or before January 17, 2011 if it presents to the Company a written environmental report prepared by a reputable, nationally recognized environmental consulting firm selected by Parent and reasonably acceptable to the Company, on which the Company has had an opportunity to comment, that concludes that, subject to the methodology and criteria detailed in the Merger Agreement, there is an obligation for the Company to comply with environmental laws as in effect and interpreted on December 15, 2010 that will result in the Company incurring environmental capital expenditures between January 1, 2011 and December 31, 2013 plus environmental liabilities as accrued on the Company’s September 30, 2010 balance sheet (as defined and interpreted in accordance with GAAP, subject to certain guidelines provided in the Merger Agreement), such that individually or in the aggregate, such costs are more than $250 million in excess of the $395 million currently projected by the Company for such required expenditures and accruals in the Company’s additional definitive soliciting materials filed on Schedule 14A with the SEC on November 18, 2010 and the Company’s September 30, 2010 balance sheet included in its Quarterly Report on September 3, 2010. Parent may also terminate the Merger Agreement on or before January 17, 2011 if the aggregate Pension Benefit Guarantee Corporation liability as of December 31, 2010 for the Company’s Title IV employee benefit plans is more than $250 million greater than the aggregate fair market value of assets in trust for the Company’s Title IV employee benefit plans as of November 30, 2010.

Parent has agreed that neither it nor its affiliates will sell or enter into voting agreements with respect to (or in either case, take certain similar actions with respect to Shares that they beneficially own) until the date on which the Merger is consummated or the Merger Agreement is terminated, unless the Company terminates the Merger Agreement to accept a Subsequent Transaction, in which case they will not take such actions until the first to occur of the date that (1) the Subsequent Transaction is consummated, (2) the Subsequent Transaction is terminated, and (3) the Board withholds, withdraws, modifies or qualifies its recommendation with respect to the transactions contemplated thereby (the “Voting Termination Date”). From December 15, 2010 until the Voting Termination Date, Parent shall, and shall cause its affiliates to, vote, tender for purchase or deliver a consent with respect to any Shares beneficially owned by them (i) in favor of

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

DYNEGY INC.

(Name of Subject Company)

DYNEGY INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,

INCLUDING THE ASSOCIATED RIGHTS

(Title of Class of Securities)

26817G300

(CUSIP Number of Class of Securities)

J. Kevin Blodgett

General Counsel

Dynegy Inc.

1000 Louisiana, Suite 5800

Houston, Texas 77002

(713) 507-6400

With copies to:

Joseph B. Frumkin

Krishna Veeraraghavan

Sullivan & Cromwell

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

C-7

•

the fact that while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied;

•

the fact that the Offeror has the right to terminate the Merger Agreement on or prior to January 17, 2011 if the Company’s pension termination liability or environmental capital expenditures and environmental liabilities under applicable law are estimated to exceed certain prescribed amounts in the Merger Agreement;

•	the Offeror and Merger Sub are newly-formed corporations with essentially no assets;

•	any gain realized in an all-cash transaction would be taxable to our stockholders that are U.S. holders for U.S. federal income tax purposes;

•	the fact that the Prior Merger Agreement requires the Company to pay within three business days of the Acceleration Time a termination fee equal to $16.3 million to Denali Parent Inc. in the event that the Minimum Condition is satisfied and the Offer is consummated, or the Merger is consummated; and

•

our directors and executive officers have interests in the Offer and the Merger that are different from, or in addition to, our stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreement—Relationship with Current Officers and Directors of the Company”.

The foregoing discussion of the factors considered by the Special Committee is not intended to be exhaustive, but rather includes the material factors considered by the Special Committee. In reaching its decision to make the Special Committee Approval and Recommendation, the Special Committee did not quantify or assign any relative weights to the factors considered and individual directors may have given different weights to different factors. The Special Committee did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Special Committee based its recommendation on the totality of the information presented.

Board of Directors

The composition of our Board is identical to the composition of the Special Committee except that the one management member of the Board, Mr. Williamson, is not a member of the Special Committee. The Board, at a meeting held on December 14, 2010 and based on the Special Committee Approval and Recommendation, (a) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (c) recommended that holders of Shares accept the Offer, tender their Shares into the Offer, and, if required by applicable law, vote their shares of Common Stock in favor of adoption of the Merger Agreement, (d) directed that, to the extent required by applicable law, the Merger Agreement be submitted to the holders of shares of Common Stock for their adoption at a stockholders’ meeting in accordance with applicable law or regulation (unless the Offeror notifies the Company that it elects to proceed by written consent of stockholders in lieu of a meeting of stockholders) and (e) approved the Support Agreement, the Guarantee and the amendment to the Rights Agreement. We refer to the foregoing determination, approval, declaration of advisability, resolution and recommendation of the Board as the Board Approval and Recommendation.

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and making the Board Approval and Recommendation, the Board consulted with our management team, as well as our outside legal and financial advisors, and considered a number of factors, including the following material factors (not necessarily in any relative order of importance):

•	the unanimous determination of the Special Committee to make the Special Committee Approval and Recommendation; and

•	the factors referred to above as having been taken into account by the Special Committee.

In its deliberations concerning the Merger Agreement, the Offer and the Merger, the Board also considered the potentially negative factors considered by the Special Committee described above.

C-8	20

material terms or conditions set forth in the Merger Agreement. Greenhill further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Offer or the Merger will be obtained without any effect on the Offer or the Merger meaningful to its analysis.

Greenhill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of December 14, 2010. Subsequent developments may affect its opinion, and Greenhill does not have any obligation to update, revise, or reaffirm its opinion.

The Special Committee and the Board retained Greenhill based on its qualifications and expertise in providing financial advice and on its reputation as an internationally recognized investment banking firm. Greenhill acted as financial advisor to the independent director committee of the Board in connection with the purchase by LS Power of (i) the Company’s interests in eight power generating project companies and Dynegy Sandy Creek Holdings, LLC and (ii) $235 million aggregate principal amount of 7.5% Senior Unsecured Notes due 2015 of Dynegy Holdings Inc., a wholly-owned subsidiary of the Company, in exchange for approximately $1.0135 billion in cash and the relinquishment of 245 million shares of Class B Common Stock of the Company by LS Power, announced in August 2009. In addition, Greenhill acted as financial advisor to the Company in connection with the proposed acquisition of the Company by Denali Parent Inc., an affiliate of the Blackstone Group L.P., announced in August 2010.

Under the terms of Greenhill’s engagement with the Company, the Company has agreed to pay Greenhill a fee of $11.5 million in the aggregate, of which $5 million was paid following delivery of Greenhill’s written opinion dated August 13, 2010, rendered in connection with the Board’s consideration of the Prior Merger Agreement and $6.5 million is payable upon consummation of the

Offer or the Merger.	The Company has also agreed to reimburse Greenhill for certain out-of-pocket expenses incurred by it in connection with its engagement and will indemnify Greenhill against certain liabilities that may arise out of its engagement.

Greenhill’s opinion was one of the many factors considered by the Special Committee and the Board in evaluating the Merger Agreement and should not be viewed as determinative of the views of the Special Committee or the Board with respect to the Offer or the Merger.

Opinion of Goldman, Sachs & Co.

On December 14, 2010, at meetings of the Special Committee and the Board held to consider the Merger Agreement, Goldman Sachs rendered to the Special Committee and the Board an oral opinion, which was confirmed by delivery of a written opinion, dated December 15, 2010, to the effect that, as of the date of the opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, $5.50 per share in cash to be paid to the holders (other than the Offeror and its affiliates) of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated December 15, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II to this Schedule 14D-9. Goldman Sachs provided its opinion for the information and assistance of the Special Committee and the Board in connection with their consideration of the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Common Stock should tender their Common Stock in connection with the Offer or how any holder of Common Stock should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2009;

C-9	23

they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of, December 15, 2010 and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after December 15, 2010. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Goldman Sachs’ opinion to the Special Committee and the Board was one of many factors taken into consideration by the Special Committee and the Board in making their determinations to recommend and approve the Merger Agreement, the Offer and the Merger.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, any of their respective affiliates, or third parties, including Icahn Enterprises L.P., an affiliate of the Offeror, which is referred to as Icahn Enterprises, or any of the affiliates and portfolio companies of Icahn Enterprises or its affiliates or any currency or commodity that may be involved in the Offer or the Merger for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Offer and the Merger.

Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time for which its investment banking division has received, and may receive, compensation, including having acted as financial advisor to the independent director committee of the Board in connection with the dissolution of the Company’s power development joint venture with LS Power in December 2008, as financial advisor to the Company in connection with the exchange of the Company’s interests in eight power generation facilities and Dynegy Sandy Creek Holdings, LLC and $235 million aggregate principal amount of 7.5% Senior Unsecured Notes due 2015 of a subsidiary of the Company, for cash and shares of Class B common stock of the Company relinquished by LS Power, announced in August 2009, and as financial advisor to the Company in connection with the proposed acquisition of the Company by Denali Parent Inc., an affiliate of the Blackstone Group L.P., announced in August 2010. Goldman Sachs may also in the future provide investment banking services to the Company and its affiliates and Icahn Enterprises and its affiliates and its and its affiliates’ portfolio companies for which its investment banking division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Icahn Enterprises and its affiliates from time to time and may have invested in limited partnership units of affiliates of Icahn Enterprises from time to time and may do so in the future.

The Special Committee and the Board selected Goldman Sachs as one of its financial co-advisors because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Under the terms of Goldman Sachs’ engagement with the Company, the Company has agreed to pay Goldman Sachs a fee of $11.5 million in the aggregate, of which $5 million was paid in connection with the announcement in August 2010 of the Prior Merger

Agreement and $6.5 million is payable upon consummation of the Offer or the Merger.	In addition, the Company has agreed to

reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

C-10	25

October 4, 2010

Dear Stockholder:

We cordially invite you to attend a special meeting of stockholders of Dynegy Inc., a Delaware corporation, which we refer to as the Company, to be held on November 17, 2010 at 10:00 a.m. Central time, at Dynegy’s headquarters, Wells Fargo Plaza, 1000 Louisiana Street, Houston, Texas, 77002.

On August 13, 2010, the Company entered into a merger agreement providing for the acquisition of the Company by Denali Parent Inc., an entity formed by an affiliate of The Blackstone Group L.P. At the special meeting, you will be asked to consider and vote upon a proposal to adopt the merger agreement.

Concurrently with the execution of the merger agreement, an entity formed and wholly owned by Denali Parent Inc. entered into a purchase and sale agreement with NRG Energy, Inc., which we refer to as NRG, pursuant to which NRG will purchase four of our natural gas-fired assets. The completion of the merger is contingent upon the concurrent closing of the transaction with NRG. No approval of the holders of our common stock is required in order to complete the transaction with NRG and no such approval is being sought from you. The transaction with NRG will not occur if the merger is not consummated.

If the merger contemplated by the merger agreement is completed, you will be entitled to receive $4.50 in cash, without interest, less any applicable withholding taxes, for each share of our common stock owned by you (unless you have properly exercised your appraisal rights with respect to such shares), which represents a premium of approximately 62% to the closing price of our common stock on August 12, 2010, the last trading day prior to the public announcement of the execution of the merger agreement, and a premium of approximately 26% to the average closing price of our common stock during the 30-day trading period ended on August 12, 2010. The $4.50 per share is a discount to the trading price of our common stock for recent periods prior to June 28, 2010.

The board of directors of the Company has determined that the merger is fair to, and in the best interests of, the Company and its stockholders and approved and declared advisable the merger agreement and the merger and the other transactions contemplated by the merger agreement. The Company’s board of directors made its determination after consultation with its legal and financial advisors and consideration of a number of factors. The board of directors of the Company recommends that you vote “FOR” approval of the proposal to adopt the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Approval of the proposal to adopt the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of our common stock entitled to vote thereon.

Your vote is very important. Whether or not you plan to attend the special meeting, please complete, date, sign and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope, or submit your proxy by telephone or the Internet. If you attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. The failure to vote will have the same effect as a vote “AGAINST” approval of the proposal to adopt the merger agreement.

If your shares of our common stock are held in “street name” by your bank, brokerage firm or other nominee, your bank, brokerage firm or other nominee will be unable to vote your shares of our common stock without instructions from you. You should instruct your bank, brokerage firm or other nominee to vote your shares of our common stock in accordance with the procedures provided by your bank, brokerage firm or other

C-11

We are required to pay Parent a termination fee of $50 million (less any Parent expenses previously paid by the Company) if:

•

Parent terminates the merger agreement due to the board of directors having (i) made and not withdrawn a change of recommendation, (ii) approved or recommended to our stockholders an acquisition proposal, or (iii) failed to recommend adoption of the merger agreement in the proxy statement;

•	we terminate the merger agreement pursuant to an alternative acquisition proposal termination and the alternative acquisition agreement is with a party that is not an excluded party; or

•	each of the following three events occurs:

•

before adoption of the merger agreement by our stockholders, the merger agreement is terminated due to the occurrence of the termination date or our stockholders not having adopted the merger agreement;

•

there is a bona fide acquisition proposal made after the date of the merger agreement but prior to such termination, which has not been publicly withdrawn without qualification in a manner that would reasonably be expected to adversely affect the adoption of the merger agreement by the stockholders in any material respect:

•	in a termination due to the stockholders not having adopted the merger agreement, at least five business days prior to the stockholders meeting; or

•	in a termination due to the occurrence of the termination date, at least 10 calendar days prior to the date of termination; and

•

within 18 months of such termination, we enter into a definitive agreement with respect to an acquisition proposal (provided that references to 20% in the definition of “acquisition proposal” shall be changed to 50%) and such acquisition proposal is consummated.

In no event will the Company have to pay a termination fee on more than one occasion.

The Company must also pay Parent all out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective affiliates in connection with the merger agreement or the transactions contemplated therein up to $10 million if the merger agreement is terminated because either:

•  our stockholders do not adopt the merger agreement; or

•  Parent terminates the merger agreement pursuant to a Company breach termination event.

Parent Fee

Parent must pay us the Parent fee of $100 million, less certain Parent expense reimbursement and indemnification payments made by Parent to us in connection with the arrangement or consummation of certain third party investments and the refinancing of the existing indebtedness of the Company, in the event that the following three events occur:

•

a court of competent jurisdiction decides not to specifically enforce the obligations of Parent and Merger Sub to consummate the merger pursuant to a claim for specific performance brought by the Company in good faith and either (i) such decision has become final and non-appealable or (ii) the Company has irrevocably agreed to waive any rights it may have to appeal such decision;

•	on the date the Company initiated the action for specific performance, the Company could have terminated the merger agreement due to either:

•	a failure to close termination event; or

C-12	88

APPENDIX D 100 An MSCI Brand ISS Proxy Advisory Services USA Research Analyst Nelson Seraci us-research@issgovernance.com Dynegy Inc. Ticker: DYN | Index: S&P 400 | Sector: Independent Power Producers & Energy Traders | GICS: 55105010 | Meeting Type: Proxy Contest | Meeting Date: 23 November 2010 | Record Date: 1 October 2010 | State of Incorporation: Delaware | Meeting ID: 604180 Proxy Alert 22 November 2010 On November 16, 2010, Blackstone raised its offer by $0.50 per share to $5.00 per share. On November 17, DYN announced it had accepted Blackstone’s new offer. At the shareholder meeting on the same day, however, the company took an almost unprecedented move to recess the special meeting until November 23, 2010, likely due to the fact that it failed to get sufficient votes to approve the merger or the adjournment of the meeting. The merger agreement now includes a $16.3 million break-up fee in the event that shareholders vote down the merger proposal and the company enters into another transaction at more than $4.50 per share in the 18-month period following such event, while the $50 million break-up fee in the original agreement wouldn’t apply Agenda and Recommendations United States Policy Item Code Proposal Mgt. Rec. ISS Rec. Focus Management Proxy (White Card) 1 M0405 Approve Merger Agreement FOR FOR 2 M0617 Adjourn Meeting FOR FOR Dissident Proxy (Gold Card) 1 M0405 Approve Merger Agreement AGAINST DONOTVOTE 2 M0617 Adjourn Meeting AGAINST DONOTVOTE Recommendations against management | Items deserving attention due to contentious issues or controversy D-1 ISS Proxy Advisory Services Page 1 Publication Date: 22 November 2010 Dynegy Inc. © 2010 Institutional Shareholder Services

Dynegy’s Unusual Approach to Delay a Vote - NYTimes.com	Page 1 of 4

Dynegy’s Unusual Approach to Delay a Vote - NYTimes.com NOVEMBER 18, 2010, 2:25 PM Dynegy’s Unusual Approach to Delay a Vote By STEVEN M. DAVIDOFF Dynegy recessed its shareholder meeting on Wednesday. It did not adjourn the meeting. Nor did it postpone the meeting. While this might appear to be quibbling about a word choice, Dynegy’s decision of a recess was a smart legal move. It also illustrates how the mechanics of proxy voting can drive the course of shareholder votes, and how deal makers are struggling to keep up. David J. Phillip/Associated Press Because of the proxy issues, Dynegy’s decision to delay a shareholder vote was not a surprise. Because of the proxy issues, Dynegy’s postponement was not a surprise. The company did not want to hold the vote right away. The problem here is that proxy voting machinery is not well greased and typically has a long lead time. Often institutions submit proxies well in advance of meetings. Investing is their focus, not proxy battles. These institutions are slow to respond in a proxy contest; they need time to reflect and if they so choose, change their votes in light of developments. Financial institutions routinely give voting authority to the proxy advisory services or otherwise take into account the recommendations of the services. For any material event, advisory services must have time to change their recommendation and institutions to revise their vote based upon such changes. For this reason, Institutional Shareholder Services, a leading proxy adviser, does not change its recommendation within five days of the shareholder meeting. Dynegy’s postponement of the meeting by seven days was intended to let shareholders and the proxy advisory services — in this case Glass Lewis and Proxy Governance — reassess a higher offer from Blackstone. Institutional Shareholder Services has already endorsed the deal. So what Dynegy needed was a way to give proxy voters who opposed Blackstone’s bid of $4.50 a share time to consider the firm’s offer of $5 a share, which came the night before the meeting. While Dynegy needed to delay the vote, it also faced with a problem of how to legally do so. As a first option, Dynegy could have adjourned the meeting. That would have required calling the meeting to order and then adjourning to another date. But Dynegy’s bylaws do not provide clear authority for adjournments, which put it in a weak legal position. D-2

Dynegy’s Unusual Approach to Delay a Vote - NYTimes.com	Page 2 of 4

More specifically, it was uncertain whether Dynegy could adjourn the meeting without shareholder approval. But Dynegy did not want to hold the vote because it likely would have lost. This put the adjournment option off the table. The second option was to postpone the meeting and reschedule it for a later date. To do that would have significantly delayed the shareholder vote. Unlike an adjourned meeting, a postponed meeting would probably be considered a new one under Delaware law, which would require that notice be resent to shareholders. Dynegy’s Unusual Approach to Delay a Vote - NYTimes.com Under Delaware General Corporation Law Section 251(c), this notice must be a minimum of 20 calendar days before the meeting. In addition, Dynegy’s proxy did not clearly spell out that the proxy stayed in effect for any postponement. A postponement would have also probably required Dynegy to refile its proxy and resolicit votes. This would push any meeting into 2011. So Dynegy’s lawyers at Sullivan and Cromwell came up with a third option, a recess. It is an approach that I’ve never seen used before. The meeting was called to order but then a break was called — a recess — until Nov. 23. This maneuver appears to be allowed under Delaware General Corporation Law Section 231(c) The section states that “[t]he date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting.” Dynegy seems to be relying on this provision to argue that it is simply arranging a meeting that started Wednesday and will end next week. A recess avoids the need for a vote on adjournment or postponement. But it also means that the meeting is still in order; so unless any shareholder changes their vote, it will stand and be voted next week. While this tactic can be challenged under Delaware law, it is hard to see such a challenge winning. In addition, two big shareholders who have opposed the Blackstone deal — the hedge fund Seneca Capital and the billionaire investor Carl C. Icahn — could argue that this is an attempt to coerce shareholders. The standard in Delaware requires that any board action that has the primary purpose of interfering with or impeding exercise of the shareholders’ franchise must have a compelling justification. It’s unclear whether the standard would apply here because the board’s action may not have the primary purpose of interfering or impeding the shareholder franchise. But I believe that the Delaware courts, if they considered the issue, would find the need for Dynegy’s shareholders to process the higher offer from Blackstone is “compelling justification” for allowing the recess. The reason is the need to inform the shareholders of the updated Information and allow for the proxy advisory services to change their recommendation. Expect future embattled companies to choose the recess option. D-3

Dynegy’s Unusual Approach to Delay a Vote - NYTimes.com	Page 3 of 4

As I wrote on Tuesday, Dynegy’s recess does not reset the record date. This is intentional. Blackstone set its raise above where Dynegy’s stock has traded in the last 60 days. Blackstone did this to ensure that the arbitrageurs will tender in order to take a quick profit. This is a common practice in proxy contests. Dynegy is cooperating by ensuring that new shareholders who buy above the new offer price will not be able to vote, only shareholders at the time of the record date of Oct. 1. In this light, it is interesting to see that Mr. Icahn has protested that there are voting irregularities. He stated last week that the “high volume of trading activity has resulted in a large number of record date holders who continue to have voting power over the stock with respect to the merger, but no longer have any economic interest in the stock.” Mr. Icahn made similar charges of empty voting in the proxy battle involving Mylan’s acquisition of King Pharmaceuticals and actually brought litigation against the hedge fund Perry Capital. Blackstone’s raise is certainly intended to capitalize on this post-record date trading. And while the messenger in the form of Mr. Icahn may not be pure, it will be interesting to see if there actually is the irregular voting he claims. If so, it could be grist for those who argue for greater regulation of voting and Dynegy’s Unusual Approach to Delay a Vote - NYTimes.com its separation from ownership. The Securities and Exchange Commission should investigate if not for illegality then for what the Dynegy contest can tell them about how proxy contests unfold. Dynegy also agreed to pay Blackstone a $16.3 million break-up fee if Dynegy shareholders do not approve the deal and within 18 months “Dynegy consummates an acquisition transaction in which Dynegy stockholders receive more than $4.50 per share in consideration.” This works out to 13 cents a share. This sum will be in addition to the $10 million in expense reimbursement Blackstone was already entitled for a no-vote. If nothing else, this appears to be good compensation to Blackstone for its 50 cent raise or roughly $60 million in additional consideration. Expect more maneuvering in the next week by all the parties. As I wrote Tuesday “proxy campaigns are becoming more like political ones.” This includes all of the bad including last minute surprises and reversals such as Blackstone’s. There is still a big difference between the two. In the case of a proxy contest there are structural impediments, some unavoidable, which allow all of the parties to game the system and for deal makers to be creative. We are seeing that occur here. A final note: No doubt to Airgas’s delight, we continue to wait for the Airgas opinion. It reminds me of Ted Koppel and the Iranian hostage crisis of the late 70s. It’s Day 15 of the “no Airgas opinion” crisis; perhaps we should have a show “The Airgas crisis–arbitrageurs held hostage”.D-4Copyright 2011 The New York Times Company Privacy Policy NYTimes.com 620 Eighth Avenue New York, NY 10018 D-5

Copyright 2011 The New York Times Company Privacy Policy NYTimes.com 620 Eighth Avenue New York, NY 10018 D-5

APPENDIX E

CREDIT SUISSE

01 July 2008
Americas/United States
Equity Research
Quantitative Analysis

Quantitative Research

Research Analysts
Pankaj N Patel, CFA
212 538 5239
pankaj.patel@credit-suisse.com
Souheang Yao
212 538 3610
souheang.yao@credit-suisse.com
Ryan Carlson
212 538 9074
ryan.carlson@credit-suisse.com

QUANTITATIVE ANALYSIS

Split 'N Slide

Reverse Stock Splits

A reverse stock split is a reduction in the number of shares and a corresponding increase in share price. The major reasons that management would choose the option of a reverse split are:

- Meeting exchange listing requirements;
- Enabling institutional and mutual fund ownership of a security;
- Margin requirements: companies with stock price below $5 cannot be purchased into a margin account.

There is a strong stigma of sorts associated with reverse splits, so there must be a good reason for management to choose this course of action.

We look at the universe of stocks that reverse split since 1980 to track their short- and long-term performance leading up to and out of the split. The negative reaction to the split that causes the stock to drop excessively on the split date (Exhibit 1) shows that in the short term, reverse splits are often interpreted as a sign of negative future equity returns and management unreliability. The long-term performance confirms the investor skepticism as fair. Regardless of management intentions, the declining returns on these securities confirm that this cosmetic tactic is only a sign of desperation that masks probable management problems and shaky fundamentals.

Exhibit 1: Short-Term Mean Performance of Reverse Split Securities
NYSE, AMEX and NASDAQ traded companies since 1980


100
97
94
91
88
85
Price Level
Steadily decreasing price leading up to the split
Decline continues after split
Sharp decline in price close to split
-21
-18
-15
-12
-9
-6
-3
0
3
6
9
12
15
18
21
Days

Source: Credit Suisse Quantitative Research.

E-1

DISCLOSURE APPENDIX CONTAINS IMPORTANT DISCLOSURES, ANALYST CERTIFICATIONS, INFORMATION ON TRADE ALERTS, ANALYST MODEL PORTFOLIOS AND THE STATUS OF NON-U.S ANALYSTS. FOR OTHER IMPORTANT DISCLOSURES, visit www.credit-suisse.com/ researchdisclosures or call +1 (877) 291-2683. U.S. Disclosure: Credit Suisse does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the Firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision.

Credit Suisse 01 July 2008 Performance Analysis The performance of the security leading into the stock split shows falling price levels across all securities. This is indicated by the cross-sectional standard deviation remaining steady (Exhibit 2). However, nearing the split date there is a jump in the cross-sectional standard deviation, which means that despite the dropping mean returns, there are a few stocks that actually show positive returns in these couple of days. This is, however, a short-term effect as the prices continue to decline in the same fashion after the reverse split. An interesting pattern to notice here is that the mean return is higher than the median return before the split, while the reverse holds even more significantly in the performance after the split. This means that after the split date, the stocks that are the worst performing do so really badly. The reason could be that investors perceive the reverse split as being a last-ditch effort by the management to stay afloat and that they treat it accordingly.

Exhibit 2: Short-Term Performance Analysis of Reverse-Split Securities

NYSE, AMEX and NASDAQ traded companies since 1980

Mean

100 Return 18% Cross Sectional Standard Dev iation 16%

97 14% Median Return 12% 94

Level 10% Standard

8%

Price 91

6% Deviation4% 882%85 0%-21 -18 -15 -12 -9 -6 -3 0 3 6 9 12 15 18 21Negative performance leading into and coming out of reverse split Source: Credit Suisse Quantitative Research. The results from the long-term returns are essentially an extension of those obtained from the short-term returns. It seems to confirm that, barring exceptional cases, there is no good reason for management to reverse split its stock and the price levels keep falling across the board. Exhibit 3: Long-Term Mean Return of Reverse Split Securities NYSE, AMEX and NASDAQ traded companies since 1980 120110 2 Sigma Envelope100 Level Mean ReturnPrice 90 Long-term negative performance 80 70 60 0 21 42 63 84 105 126 147 168 189 210 231 252DaysSource: Credit Suisse Quantitative Research. E-2Quantitative Research 2

Credit Suisse 01 July 2008 Consistent Opportunity In this study, we look at listings at the three major stock exchanges: AMEX, NYSE, and NASDAQ. Of these, we first select only those that have undergone a reverse split. Stocks here are filtered for certain liquidity constraints to maintain consistency in quality. The distribution of reverse splits is shown in Exhibit 4. Exhibit 4: Reverse Splits—Yearly Distribution

NYSE, AMEX and NASDAQ traded companies since 1980

12010080 Peaked in 2002 after the Companies tech bubble burst of 60Number 40 2008 Half 20 First 08 0 8 2 8 4 8 6 8 8 9 0 9 2 9 4 9 6 9 8 0 0 0 2 0 4 0 6 0 8 1 9 1 9 1 9 1 9 1 9 1 9 1 9 1 9 1 9 1 9 2 0 2 0 2 0 2 0 2 0YearSource: Credit Suisse Quantitative Research. The dismal short-term and long-term performance of reverse-split stocks is consistent across time. As we see below, reverse splits have performed poorly in almost every year, boosting the reverse split’s reliability as a stay-away sign. On the other hand, the reverse split provides an interesting opportunity for investors who can take full benefit from the short side of the portfolio. Exhibit 5: Short-Term (21 Day) Median Returns—Yearly Distribution NYSE, AMEX and NASDAQ traded companies since 1980 return negative year Consistent every98.58 (First Half 2008)08083.14 2689.67 20087.6489.33 200490.1602096.80 291.17089.03 20096.2394.61 199892.9669992.03 195.03495.10 199Year94.3392996.25 1 99.0709998.06 198.32 Research.8 97.98 19891.12869 197.95 Quantitative4 96.02 19896.43 Suisse2 91.61 19883.69 Credit809 100 95 90 85 80 1Level Price Source:E-3Quantitative Research 3

CREDIT SUISSE

01 July 2008

Potential Reverse Splits

The following stocks could potentially undergo a reverse split based on their past performance and listing requirements. The companies are arranged by their traded exchange and reported in order of their market capitalization.

Exhibit 6: Potential Reverse-Split Candidates on NYSE

Market Capitalization < $25MM

Ticker	Company Name	Close Price ($) (06/27)	Market Cap ($ MM)	Mov Avg 30D Price	YTD Return
REV	REVLON	0.89	455.41	0.85	-24.58%
CDL	CITADEL BROADCASTING	1.39	366.59	1.61	-32.52%
QTM	QUANTUM	1.48	306.36	1.68	-44.98%
FBR	FRIEDMAN BILLINGS RAMSEY	1.84	295.23	1.86	-41.40%
VG	VONAGE HOLDINGS	1.79	279.42	1.82	-22.17%
BE	BEARINGPOINT	0.85	185.22	1.28	-69.96%
SFE	SAFEGUARD SCIENTIFICS	1.37	166.50	1.39	-23.89%
WHI	W HOLDING COMPANY	0.99	163.25	1.07	-16.72%
SIX	SIX FLAGS	1.64	160.12	1.97	-19.21%
EEE	EVERGREEN ENERGY	1.57	132.85	1.87	-29.28%
WON	WESTWOOD ONE	1.09	110.79	1.56	-45.23%
IMB	INDYMAC	1.08	108.96	1.7	-81.85%
WDG	WOODBRIDGE HOLDINGS	1.11	106.85	1.42	-49.54%
BBX	BANKATLANTIC	1.86	104.64	1.92	-54.58%
TMA	THORNBURG MORTGAGE	0.24	92.86	0.65	-97.40%
MGI	MONEYGRAM INTERNATIONAL	1.07	88.38	1.45	-93.04%
WPL	W.P. STEWART	1.61	76.59	1.73	-68.49%
WCI	WCI COMMUNITIES	1.59	67.05	1.72	-57.94%
DFR	DEERFIELD CAPITAL	0.79	52.74	0.91	-90.13%
XJT	EXPRESSJET HOLDINGS	0.75	39.49	1.83	-69.76%
BFC	BFC FINANCIAL	0.63	28.55	0.77	-58.28%
PFB	PFF	1.12	25.34	1.33	-90.70%

Source: Credit Suisse Quantitative Research.

E-4

Quantitative Research

4

CREDIT SUISSE

01 July 2008

Exhibit 7: Potential Reverse-Split Candidates on AMEX

Market Capitalization < 25MM

Ticker	Company Name	Close Price ($) (06/27)	Market Cap ($ MM)	Mov Avg 30D Price	YTD Return
EGT	ELIXIR GAMING TECH	1.43	164.39	1.47	-66.74%
RAE	RAE SYSTEMS	1.46	86.39	1.47	-45.93%
TTP	TITAN PHARMACEUTICALS	1.36	79.26	1.45	-19.05%
API	ADVANCED PHOTONIX	1.63	39.06	1.43	-12.95%
DRJ	DREAMS	1.39	52.39	1.38	-22.78%
RVP	RETRACTABLE TECHNOLOGIES	1.32	31.42	1.35	-13.16%
WTT	WIRELESS TELECOM GROUP	1.27	32.59	1.33	-24.13%
VPS	VERMONT PURE HOLDINGS	1.34	28.85	1.33	-18.79%
EGR	COMMERCE ENERGY GROUP	1.12	34.58	1.26	-5.88%
ULU	ULURU	0.85	53.10	1.22	-68.63%
MSN	EMERSON RADIO CORP	1.30	35.27	1.22	0.00%
WYY	WIDEPOINT CORP	1.07	60.49	1.17	0.00%
DDD	SCOLR PHARMA	1.01	41.54	1.17	-29.86%
SBN	SOFTBRANDS	1.05	43.97	1.13	-41.67%
DNE	DUNE ENERGY	1.02	82.02	1.06	-50.00%
NBF	NOVA BIOSOURCE FUELS	0.62	55.34	1	-78.62%
HH	HOOPER HOLMES	0.91	62.46	0.93	-47.09%
ONT	ON2 TECHNOLOGIES	0.70	111.82	0.82	-31.37%
AIS	ANTARES PHARMA	0.72	48.42	0.79	-26.53%
KAD	ARCADIA RESOURCES	0.64	85.30	0.7	-37.26%
NWD	NEW DRAGON ASIA CORP	0.63	36.06	0.68	-30.00%
AOG	AURORA OIL & GAS CORP	0.47	48.38	0.65	-69.68%
TCX	TUCOWS	0.58	42.86	0.62	-15.94%
TKO	TELKONET	0.55	42.84	0.59	-33.74%
ISV	INSITE VISION	0.56	52.97	0.58	-25.33%
TMY	TRANSMERIDIAN EXPL	0.60	70.21	0.54	-69.54%
THK	THINK PARTNERSHIP	0.43	28.83	0.53	-71.71%
ANX	ADVENTRX PHARMACEUTICALS	0.35	31.68	0.41	-22.00%
CNR	CANARGO ENERGY CORP	0.28	66.58	0.3	-69.78%
IAO	IA GLOBAL	0.22	43.08	0.27	-24.14%
ISO	ISCO INTERNATIONAL	0.15	32.82	0.15	-22.63%

Source: Credit Suisse Quantitative Research.

E-5

Quantitative Research

5

CREDIT SUISSE

01 July 2008

Exhibit 8: **Potential Reverse-Split Candidates on NASDAQ**
Market Capitalization < 25MM

Ticker	Company Name	Close Price ($) (06/27)	Market Cap ($ MM)	Mov Avg 30D Price	YTD Return
SANM	SANMINA	1.49	790.98	1.55	-18.13%
CHTR	CHARTER COMM	1.12	456.83	1.37	-4.27%
FNSR	FINISARORATION	1.34	413.76	1.65	-7.59%
CNXT	CONEXANT SYSTEMS	0.53	261.59	0.53	-36.15%
FTWR	FIBERTOWER	1.54	233.04	1.58	-32.46%
MRVC	MRV COMMUNICATIONS	1.25	196.47	1.56	-46.10%
MGRM	MONOGRAM BIOSC	1.11	148.95	1.1	-21.83%
ROIAK	RADIO ONE	1.41	139.77	1.29	-40.51%
CMOS	CREDENCE SYSTEMS	1.32	135.30	1.15	-45.46%
ZHNE	ZHONE TECH	0.77	115.64	0.91	-34.19%
SORC	SOURCE INTERLINK	2.16	113.01	1.51	-25.00%
GNBT	GENEREX BIOTECH	0.98	109.94	1	-39.51%
GNVC	GENVEC	1.40	107.96	1.61	-4.76%
TXCC	TRANSWITCH	0.81	107.92	0.82	-7.96%
LNUX	SOURCEFORGE	1.54	105.44	1.54	-37.14%
MSPD	MINDSPEED TECH	0.86	102.40	0.82	-29.44%
WSTL	WESTELL TECH	1.40	100.05	1.44	-2.78%
NEXM	NEXMED	1.18	98.67	1.2	-16.90%
STEM	STEMCELLS	1.20	96.97	1.38	-20.00%
ACPW	ACTIVE POWER	1.59	96.13	1.47	-27.73%
BORL	BORLAND SOFTWARE	1.30	94.84	1.38	-56.81%
ENLV	ENLIVEN TECH	0.90	89.18	0.89	-23.73%
AVII	AVI BIOPHARMA	1.25	88.70	1.36	-11.35%
PGIC	PROGRESSIVE GAMING	1.35	83.70	1.49	-45.56%
PRVT	PRIVATE MEDIA GROUP	1.48	79.30	1.66	-31.48%
PPHM	PEREGRINE PHARM	0.35	79.17	0.41	-5.41%
KOOL	THERMOGENESIS	1.38	77.56	1.5	-12.66%
CNVR	CONVERA-CLASS A	1.45	77.32	1.46	-47.65%
BNVI	BIONOVO	0.99	75.58	1.03	-42.11%
AVNR	AVANIR PHARM	1.05	72.93	1.17	-16.83%
SBSA	SPANISH BROADCASTING	1.09	71.73	1.31	-41.08%
ICGN	ICAGEN	1.53	71.64	1.55	-8.93%
JOEZ	JOE'S JEANS	1.19	71.10	1.12	-4.80%
MRGE	MERGE HEALTHCARE	1.19	71.02	0.77	0.10%
NAPS	NAPSTER	1.48	70.74	1.52	-24.87%
HSKA	HESKA	1.26	65.02	1.39	-31.15%
INFS	INFOCUS	1.57	64.15	1.67	-13.74%
WAVX	WAVE SYSTEMS	1.19	63.02	1.1	-17.93%
CYTR	CYTRX	0.69	62.63	0.82	-70.85%
AFOP	ALLIANCE FIBER OPTIC	1.50	62.14	1.51	-25.74%
CTIC	CELL THERAPEUTICS	0.48	58.16	0.56	-74.47%
DCGN	DECODE GENETICS	0.93	57.48	1.15	-74.73%
INSM	INSMED	0.47	57.30	0.58	-43.03%
NENG	NETWORK ENGINES	1.28	56.33	1.18	-20.50%
CRGN	CURAGEN	0.97	56.09	1.07	5.44%
ABTL	AUTOBYTEL	1.27	56.07	1.64	-53.82%
CCUR	CONCURRENT COMPUTER	0.65	53.99	0.66	-21.69%
IMNY	I-MANY	1.02	53.52	1.22	-67.10%
NMSS	NMS COMMUNICATIONS	1.15	52.80	1.2	-29.01%
BRLC	SYNTAX-BRILLIAN	0.56	52.28	0.7	-81.82%
JUPM	JUPITERMEDIA	1.45	52.25	1.63	-62.04%

E-6

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01 July 2008

Exhibit 8: **Potential Reverse Split Candidates on NASDAQ** continued

Ticker	Company Name	Close Price ($) (06/27)	Market Cap ($ MM)	Mov Avg 30D Price	YTD Return
TMNG	MANAGEMENT NETWORK	1.43	51.58	1.62	-45.83%
ASTM	AASTROM BIOSCIENCES	0.38	50.50	0.4	-26.92%
ENMD	ENTREMED	0.58	49.75	0.66	-51.67%
TWER	TOWERSTREAM	1.42	49.07	1.4	-53.75%
ABPI	ACCENTIA BIOPHARM	1.08	48.85	1.09	-67.07%
AIRN	AIRSPAN NETWORKS	0.83	48.71	0.89	-52.84%
GTCB	GTC BIOTHERAPEUTICS	0.47	48.31	0.48	-45.98%
NTMD	NITROMED	1.03	47.48	1.14	1.98%
HEPH	HOLLIS-EDEN PHARM	1.63	47.28	1.68	3.82%
LDIS	LEADIS TECHNOLOGY	1.59	46.35	1.65	-44.41%
MIVA	MIVA	1.35	46.28	1.63	-29.32%
EFJI	EF JOHNSON TECH	1.77	46.16	1.69	-35.64%
LTRX	LANTRONIX	0.76	45.72	0.83	-0.26%
MGIC	MAGIC SOFTWARE ENT	1.52	45.43	1.67	-19.58%
KNTA	KINTERA	1.11	44.84	0.94	-25.50%
NRGN	NEUROGEN	1.04	43.85	0.92	-69.86%
PHMD	PHOTOMEDEX	0.69	43.18	0.69	-27.90%
NEWT	NEWTEK BUS SVCS	1.16	42.86	1.09	-6.45%
RGCI	REGENT COMM	1.07	42.37	0.99	-30.52%
SLTC	SELECTICA	1.46	41.89	1.45	-18.89%
OLGC	ORTHOLOGIC	1.00	41.27	1.01	-25.93%
IGOI	IGO	1.27	40.30	1.31	-18.59%
MRNA	MDRNA	1.26	39.43	1.21	-66.84%
ADLS	ADVANCED LIFE SC	1.02	39.27	1.02	-40.00%
DEIX	DEIINGS	1.50	38.21	1.6	-9.64%
OXGN	OXIGENE	1.33	37.91	1.48	-46.59%
ENTN	ENTORIAN TECH	0.80	37.40	0.99	-59.18%
GRVY	GRAVITY CO	1.34	37.25	1.4	-56.91%
FSII	FSI INTL	1.21	37.09	1.42	-32.78%
RDYN	REPLIDYNE	1.35	36.57	1.34	-56.45%
APPA	AP PHARMA	1.16	35.74	1.45	-26.58%
ANLY	ANALYSTS INTL	1.39	34.63	1.61	-9.74%
AMTY	AMERITYRE	1.47	34.43	1.66	0.69%
EDCI	ENTERTAINMENT DISTBN	0.50	34.33	0.47	-25.37%
NLST	NETLIST	1.70	33.75	1.61	-23.08%
CAMT	CAMTEK LTD	1.13	33.46	1.29	-34.30%
NXXI	NUTRITION 21	0.53	33.32	0.43	-23.04%
ONSM	ONSTREAM MEDIA	0.78	33.03	0.91	-7.14%
INVC	INNOVATIVE CARD TECH	1.14	32.53	1.55	-55.12%
ORGN	ORIGEN FINANCIAL	1.25	32.50	1.46	-68.75%
EMDA	EQUITY MEDIAINGS	0.79	31.82	0.66	-75.62%
ALAN	ALANCO TECHNOLOGIES	1.35	31.78	1.3	-1.46%
COOL	MAJESCO ENT CO	1.09	31.41	1.17	-19.26%
ENCO	ENCORIUM GROUP	1.52	31.32	1.69	-11.11%
NUVO	NUVELO	0.57	30.63	0.72	-68.72%
MEMY	MEMORY PHARM	0.42	30.47	0.47	-25.18%
GNLB	GENELABS TECH	0.69	29.85	0.82	-45.67%
CTLM	CENTILLIUM COMM	0.70	29.19	0.79	-39.13%
RAMR	RAMINGS LTD	1.06	28.89	1.26	-78.54%
AERT	ADVANCED ENVIR	0.60	28.67	0.67	-17.81%
MACE	MACE SECURITY INTL	1.72	28.32	1.63	-15.27%
SGXP	SGX PHARM	1.36	28.08	1.39	-71.43%
MTLK	METALINK LTD	1.14	27.70	1.61	-74.78%

E-7

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01 July 2008

Exhibit 8: **Potential Reverse Split Candidates on NASDAQ** continued

Ticker	Company Name	Close Price ($) (06/27)	Market Cap ($ MM)	Mov Avg 30D Price	YTD Return
NVMI	NOVA MEASURING INSTR	1.42	27.01	1.55	-45.17%
DISK	IMAGE ENTERTAINMENT	1.24	26.96	1.18	-66.21%
ALUS	ALSIUS	1.27	26.77	0.94	-65.68%
INHX	INHIBITEX	0.62	26.59	0.64	-20.51%
ACUS	ACUSPHERE	0.56	26.13	0.6	-13.85%
LCCI	LCC INTL	0.97	25.67	1.15	-46.11%
PANC	PANACOS PHARM	0.47	25.17	0.55	-40.51%

Source: Credit Suisse Quantitative Research.

E-8
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CREDIT SUISSE

Appendix A: NYSE

Continued Listing Standards

Exhibit 9: NYSE Continuing Listing Standards

Rules as of 06/2008

Price Criteria

Average Closing Price of security at least $1.00 over a consecutive 30-trading-day period

Numerical Criteria for Capital and Common Stock

For Companies that listed under the Earnings Standard

Average Global Market Capitalization over consecutive 30 trading day period is at least $75 million

AND

Total Stockholders equity is at least $75 million

OR

Average Global Market Capitalization over consecutive 30 trading day period is at least $25 million

For Companies that listed under the Pure Valuation with Cash Flow standard

Average Global Market Capitalization over consecutive 30 trading day period is at least $250 million

AND

Total revenues for the most recent 12 months $75 million

OR

Average Global Market Capitalization over consecutive 30 trading day period is at least $75 million

For Companies that listed under the Pure Valuation standard

Average Global Market Capitalization over consecutive 30 trading day period is at least $375 million

AND

Total revenues for the most recent 12 months $15 million

OR

Average Global Market Capitalization over consecutive 30 trading day period is at least $100 million

Source: NYSE Exchange Rules.

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01 July 2008

Appendix B: AMEX

AMEX listing standard:

Exhibit 10: AMEX Continuing Listing Standards

Rules as of 06/2008

General Financial Criteria—should meet all of them

Market Capitalization

At least $ 50 Million

OR

Total Assets and Revenue

Each at least $50 Million in last FY or 2 of last 3 FY

AND

Publicly Held Shares/ Public Shareholders

At least 1.1 million shares / 400

Market Value of Publicly Held Shares

At least $15 million

Failing any of the above, all of the below need to be satisfied

Option 1: At least $2 Million if Losses for 2 of last 3 FY

Equity with Net and/or Operating Losses

Option 2: At least $4 Million if Losses for 3 of last 4 FY

Option 3: At least $6 Million if Losses for last 5 FY

General Distribution Criteria – should meet all of them

Number of Publicly Held Shares

200,000

OR

Number of Public Shareholders

At least 300

AND

Market Value of Publicly Held Shares

At least $1 Million for a maximum of 89 consecutive days

Source: AMEX Constitution and Rules – Company Guide.

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01 July 2008

Appendix C: NASDAQ

NASDAQ Continued Listing Standard

Exhibit 11: NASDAQ Continuing Listing Standards

Rules as of 06/2008

Standard 1 Standard 2

Requirements

Marketplace Rule 4450(a) Marketplace Rule 4450(b)

Stockholder’s Equity $10 million N/A

Market Value of Listed Securities $50 million

OR N/A OR

Total Assets and Total Revenue $50 million and $50 million

Publicly held Shares 750000 1.1 million

Market Value of Publicly held Shares $5 million $15 million

Bid Price 1 1

Total Shareholders 400 400

Market makers 2 4

Corporate Governance Yes Yes

Source: Listing Standards & Fees, NASDAQ June 2008.

Quantitative Research 11

CREDIT SUISSE
01 July 2008

Companies Mentioned *(Price as of 27 Jun 08)*
Revlon Inc (REV, $0.85)
Citadel Broadcasting Corp (CDL, $1.22)
Quantum Corp (QTM, $1.35)
Friedman Billings Ramsey Group Inc (FBR, $1.5)
Vonage Holdings Corp (VG, $1.66)
BearingPoint Inc (BE, $0.81)
Safeguard Scientifics Inc (SFE, $1.24)
W Holding Co Inc (WHI, $0.85)
Six Flags Inc (SIX, $1.15)
Evergreen Energy Inc (EEE, $1.76)
Westwood One Inc (WON, $1.24)
IndyMac Bancorp Inc (IMB, $0.62)
Woodbridge Holdings Corp (WDG, $1.16)
BankAtlantic Bancorp Inc (BBX, $1.76)
Thornburg Mortgage Inc (TMA, $0.202)
MoneyGram International Inc (MGI, $0.902)
WP Stewart & Co Ltd (WPL, $1.52)
WCI Communities Inc (WCI, $1.45)
Deerfield Capital Corp (DFR, $0.79)
ExpressJet Holdings Inc (XJT, $0.55)
BFC Financial Corp (BFF, $0.75)
PFF Bancorp Inc (PFB, $1.08)
Elixir Gaming Technologies Inc (EGT, $1.2)
RAE Systems Inc (RAE, $1.43)
Titan Pharmaceuticals Inc (TTP, $1.38)
Advanced Photonix Inc (API, $1.71)
Dreams Inc (DRJ, $1.35)
Retractable Technologies Inc (RVP, $1.48)
Wireless Telecom Group Inc (WTT, $1.24)
Vermont Pure Holdings Ltd (VPS, $1.36)
Commerce Energy Group Inc (EGR, $1.08)
ULURU Inc (ULU, $0.93)
Emerson Radio Corp (MSN, $1.19)
WidePoint Corp (WYY, $1.04)
SCOLR Pharma Inc (DDD, $0.99)
SoftBrands Inc (SBN, $1.02)
Dune Energy Inc (DNE, $1.0298)
Nova Biosource Fuels Inc (NBF, $0.67)
Hooper Holmes Inc (HH, $1.02)
On2 Technologies Inc (ONT, $0.61)
Antares Pharma Inc (AIS, $0.72)
Arcadia Resources Inc (KAD, $0.56)
New Dragon Asia Corp (NWD, $0.61)
Aurora Oil & Gas Corp (AOG, $0.43)
Tucows Inc (TCX, $0.58)
Telkonet Inc (TKO, $0.561)
Insite Vision Inc (ISV, $0.542)
Transmeridian Exploration Inc (TMY, $0.63)
Think Partnership Inc (THK, $0.43)
ADVENTRX Pharmaceuticals Inc (ANX, $0.3725)
CanArgo Energy Corp (CNR, $0.293)
IA Global Inc (IAO, $0.22)
ISCO International Inc (ISO, $0.1301)
Sanmina-SCI Corp (SANM, $1.28)
Charter Communications Inc (CHTR, $1.05)
Finisar Corp (FNSR, $1.19)
Conexant Systems Inc (CNXT, $#N/A Real Time)
FiberTower Corp (FTWR, $1.4)
MRV Communications Inc (MRVC, $1.19)
Monogram Biosciences Inc (MGRM, $1.1)
Radio One Inc (ROIAK, $1.29)
Credence Systems Corp (CMOS, $1.3)
Zhone Technologies Inc (ZHNE, $0.78)
Source Interlink Cos Inc (SORC, $2.21)
Generex Biotechnology Corp (GNBT, $0.9601)
GenVec Inc (GNVC, $1.44)
Transwitch Corp (TXCC, $0.92)
SourceForge Inc (LNUX, $1.6)
Mindspeed Technologies Inc (MSPD, $0.88)
Westell Technologies Inc (WSTL, $1.35)
Nexmed Inc (NEXM, $1.3)
StemCells Inc (STEM, $1.25)
Active Power Inc (ACPW, $1.17)
Borland Software Corp (BORL, $1.36)
Enliven Marketing Technologies Corp (ENLV, $0.85)
AVI BioPharma Inc (AVII, $1.12)
Progressive Gaming International Corp (PGIC, $1.25)
Private Media Group Ltd (PRVT, $1.69)
Peregrine Pharmaceuticals Inc (PPHM, $0.4201)
ThermoGenesis Corp (KOOL, $1.4)
Convera Corp (CNVR, $1.42)
Bionovo Inc (BNVI, $1.22)
AVANIR Pharmaceuticals (AVNR, $1)
Spanish Broadcasting System Inc (SBSA, $1.14)
Icagen Inc (ICGN, $1.56)
Joe's Jeans Inc (JOEZ, $1.17)
Merge Healthcare Inc (MRGE, $1.16)
Napster Inc (NAPS, $1.42)
Heska Corp (HSKA, $1.2)
InFocus Corp (INFS, $1.5)
Wave Systems Corp (WAVX, $0.99)
CytRx Corp (CYTR, $0.65)
Alliance Fiber Optic Products Inc (AFOP, $1.39)
Cell Therapeutics Inc (CTIC, $0.481)
deCODE genetics Inc (DCGN, $0.938)
Insmed Inc (INSM, $0.395)
Network Engines Inc (NENG, $1.17)
CuraGen Corp (CRGN, $0.96)
Autobytel Inc (ABTL, $1.42)
Concurrent Computer Corp (CCUR, $0.68)
I-many Inc (IMNY, $1)
NMS Communications Corp (NMSS, $1.11)
Syntax-Brillian Corp (BRLC, $0.52)
Jupitermedia Corp (JUPM, $1.4)
Management Network Group Inc (TMNG, $1.45)
Aastrom Biosciences Inc (ASTM, $0.37)
Entremed Inc (ENMD, $0.55)
Towerstream Corp (TWER, $1.27)
Accentia Biopharmaceuticals Inc (ABPI, $1.03)
Airspan Networks Inc (AIRN, $0.7498)
GTC Biotherapeutics Inc (GTCB, $0.409)
NitroMed Inc (NTMD, $1.01)
Hollis-Eden Pharmaceuticals (HEPH, $1.53)
Leadis Technology Inc (LDIS, $1.6)
MIVA Inc (MIVA, $1.06)
EF Johnson Technologies Inc (EFJI, $1.75)
Lantronix Inc (LTRX, $0.69)
Magic Software Enterprises Ltd (MGIC, $1.595)
Kintera Inc (KNTA, $1.11)
Neurogen Corp (NRGN, $1.03)
PhotoMedex Inc (PHMD, $0.72)
Newtek Business Services Inc (NEWT, $1.03)
Regent Communications Inc (RGCI, $0.8963)
Selectica Inc (SLTC, $1.35)
Orthologic Corp (OLGC, $1)
iGO Inc (IGOI, $1.26)
MDRNA Inc (MRNA, $1.22)
Advanced Life Sciences Holdings Inc (ADLS, $1.05)
DEI Holdings Inc (DEIX, $1.7)

E-12
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12

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01 July 2008

OXiGENE Inc (OXGN, $1.25)
Entorian Technologies Inc (ENTN, $0.79)
Gravity Co Ltd (GRVY, $1.35)
FSI International Inc (FSII, $1.34)
Replidyne Inc (RDYN, $1.35)
AP Pharma Inc (APPA, $1.1399)
Analysts International Corp (ANLY, $1.39)
Amerityre Corp (AMTY, $1.34)
Entertainment Distribution Co Inc (EDCI, $0.4899)
NetList Inc (NLST, $1.7)
Camtek Ltd/Israel (CAMT, $1.02)
Nutrition 21 Inc (NXXI, $0.425)
Onstream Media Corp (ONSM, $0.8)
Innovative Card Technologies Inc (INVC, $1.27)
Origen Financial Inc (ORGN, $1.49)
EQUITY MEDIA HOLDINGS CORP (EMDA, $0.7)
Alanco Technologies Inc (ALAN, $1.4)
Majesco Entertainment Co (COOL, $0.9)
Encorium Group Ltd (ENCO, $1.55)
Nuvelo Inc (NUVO, $0.56)
Memory Pharmaceuticals Corp (MEMY, $0.39)
Genelabs Technologies Inc (GNLB, $0.63)
Centillium Communications Inc (CTLM, $0.66)
RAM Holdings Ltd (RAMR, $1)
Advanced Environmental Recycling Technologies Inc (AERT, $0.57)
Mace Security International Inc (MACE, $1.59)
SGX Pharmaceuticals Inc (SGXP, $1.35)
Metalink Ltd (MTLK, $1.03)
Nova Measuring Instruments Ltd (NVMI, $1.65)
Image Entertainment Inc (DISK, $0.93)
Alsius Corp (ALUS, $1.2)
Inhibitex Inc (INHX, $0.66)
Acusphere Inc (ACUS, $0.6984)
LCC International Inc (LCCI, $0.95)
Panacos Pharmaceuticals Inc (PANC, $0.45)

Disclosure Appendix

Important Global Disclosures

Pankaj N Patel, CFA, Souheang Yao & Ryan Carlson each certify, with respect to the companies or securities that he or she analyzes, that (1) the views expressed in this report accurately reflect his or her personal views about all of the subject companies and securities and (2) no part of his or her compensation was, is or will be directly or indirectly related to the specific recommendations or views expressed in this report.

The analyst(s) responsible for preparing this research report received compensation that is based upon various factors including Credit Suisse's total revenues, a portion of which are generated by Credit Suisse's investment banking activities.

Analysts' stock ratings are defined as follows*:**

Outperform (O): The stock's total return is expected to exceed the industry average* by at least 10-15% (or more, depending on perceived risk) over the next 12 months.

Neutral (N): The stock's total return is expected to be in line with the industry average* (range of ±10%) over the next 12 months.

Underperform (U):** The stock's total return is expected to underperform the industry average* by 10-15% or more over the next 12 months.

**The industry average refers to the average total return of the relevant country or regional index (except with respect to Europe, where stock ratings are relative to the analyst's industry coverage universe).*

***In an effort to achieve a more balanced distribution of stock ratings, the Firm has requested that analysts maintain at least 15% of their rated coverage universe as Underperform. This guideline is subject to change depending on several factors, including general market conditions.*

****For Australian and New Zealand stocks a 7.5% threshold replaces the 10% level in all three rating definitions, with a required equity return overlay applied.*

Restricted (R): In certain circumstances, Credit Suisse policy and/or applicable law and regulations preclude certain types of communications, including an investment recommendation, during the course of Credit Suisse's engagement in an investment banking transaction and in certain other circumstances.

Volatility Indicator [V]: A stock is defined as volatile if the stock price has moved up or down by 20% or more in a month in at least 8 of the past 24 months or the analyst expects significant volatility going forward.

Analysts' coverage universe weightings are distinct from analysts' stock ratings and are based on the expected performance of an analyst's coverage universe* versus the relevant broad market benchmark:**

Overweight: Industry expected to outperform the relevant broad market benchmark over the next 12 months.

Market Weight: Industry expected to perform in-line with the relevant broad market benchmark over the next 12 months.

Underweight: Industry expected to underperform the relevant broad market benchmark over the next 12 months.

**An analyst's coverage universe consists of all companies covered by the analyst within the relevant sector.*

***The broad market benchmark is based on the expected return of the local market index (e.g., the S&P 500 in the U.S.) over the next 12 months.*

Credit Suisse's distribution of stock ratings (and banking clients) is:

	Global Ratings Distribution	
Outperform/Buy*	45%	(57% banking clients)
Neutral/Hold*	41%	(56% banking clients)
Underperform/Sell*	12%	(50% banking clients)
Restricted	2%	

**For purposes of the NYSE and NASD ratings distribution disclosure requirements, our stock ratings of Outperform, Neutral, and Underperform most closely correspond to Buy, Hold, and Sell, respectively; however, the meanings are not the same, as our stock ratings are determined on a relative basis. (Please refer to definitions above.) An investor's decision to buy or sell a security should be based on investment objectives, current holdings, and other individual factors.*

Credit Suisse's policy is to update research reports as it deems appropriate, based on developments with the subject company, the sector or the market that may have a material impact on the research views or opinions stated herein.

E-13

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01 July 2008

Credit Suisse’s policy is only to publish investment research that is impartial, independent, clear, fair and not misleading. For more detail please refer to Credit Suisse’s Policies for Managing Conflicts of Interest in connection with Investment Research: http://www.csfb.com/research-and-analytics/disclaimer/managing_conflicts_disclaimer.html Credit Suisse does not provide any tax advice. Any statement herein regarding any US federal tax is not intended or written to be used, and cannot be used, by any taxpayer for the purposes of avoiding any penalties.

Important Regional Disclosures

Restrictions on certain Canadian securities are indicated by the following abbreviations: NVS--Non-Voting shares; RVS--Restricted Voting Shares; SVS--Subordinate Voting Shares.

Individuals receiving this report from a Canadian investment dealer that is not affiliated with Credit Suisse should be advised that this report may not contain regulatory disclosures the non-affiliated Canadian investment dealer would be required to make if this were its own report.

For Credit Suisse Securities (Canada), Inc.’s policies and procedures regarding the dissemination of equity research, please visit http://www.csfb.com/legal_terms/canada_research_policy.shtml.

As of the date of this report, Credit Suisse acts as a market maker or liquidity provider in the equities securities that are the subject of this report. Principal is not guaranteed in the case of equities because equity prices are variable.

Commission is the commission rate or the amount agreed with a customer when setting up an account or at anytime after that.

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Quantitative Research 14

CREDIT SUISSE

01 July 2008

01 July 2008

Americas/United States

Equity Research

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XX0122.doc

Exhibit F — Reserved

F-1

APPENDIX G

The Resurgent Rights Plan:

Recent Poison Pill Developments and Trends

April 2009

Mark D. Gerstein

Direct Tel: (312) 876-7666 E-mail: mark.gerstein@lw.com

Bradley C. Faris

Direct Tel: (312) 876-6514 E-mail: bradley.faris@lw.com

Christopher R. Drewry

Direct Tel: (312) 777-7122

E-mail: christopher.drewry@lw.com

Latham & Watkins LLP Sears Tower, Suite 5800 233 South Wacker Drive Chicago, Illinois 60606 Tel: (312) 876-7700

Latham & Watkins operates as a limited liability partnership worldwide with affiliated limited liability partnerships conducting the practice in the United Kingdom, France and Italy and an affiliated partnership conducting the practice in Hong Kong. ©Copyright 2009 Latham & Watkins. All Rights Reserved. Under New York’s Code of Professional Responsibility, portions of this communication contain attorney advertising. Prior results do not guarantee a similar outcome. Results depend upon a variety of factors unique to each representation. Please direct all inquiries regarding our conduct under New York’s Disciplinary Rules to Latham & Watkins LLP, 885 Third Avenue, New York, NY 10022-4834, Phone: +1.212.906.1200.

G-1

Duration of New Rights Plans. In 2008, an increasing number of corporations adopted rights plans with shorter durations; perhaps coordinating rights plan terms with an investor communication strategy that emphasized the temporary nature of the rights plan implementation. Forty-two percent of first time adoption rights plans were of five years or less in duration, versus 16 percent in 2007.

Trigger Threshold. The most common trigger threshold for rights plans adopted or renewed in 2008 was 15%, representing fifty-five percent of all such rights plans. A trigger threshold of 20% was included in twenty-nine percent of adopted or renewed rights plans and a trigger threshold of 10% was included in nine percent of adopted or renewed rights plans. Seven percent of the adopted or renewed rights plans were NOL rights plans, with trigger thresholds at or near 5%.

Corporations seeking to adopt new rights plans, or to extend the terms of existing rights plans, can submit the question to a shareholder vote, or include other provisions favored by corporate governance activists that require periodic review of rights plans by independent directors or permit certain qualified offers to go directly to the shareholders. The following statistics illustrate the prevalence of corporate governance–related features in rights plans in 2008:

Shareholder Vote. Twelve rights plans were put to a shareholder vote in 2008, of which ten rights plans were approved by the shareholders.

Three-Year Independent Director Evaluation (TIDE). A TIDE feature requires independent director evaluation of rights plans every two to three years. Twenty-one rights plans adopted or renewed in 2008 contained this feature, representing 18 percent of the total number of adoptions and renewals.

Chewable Rights Plans and Permitted Offers. The chewable feature and the permitted-offer feature provide exceptions to the trigger of a rights plan for a qualified offer for the corporation. Qualified offers are typically all cash, fully financed and open for a set time and may require a certain premium to the corporation’s current or historical stock price. Forty rights plans adopted or renewed in 2008 contained either the chewable feature or the permitted-offer feature, representing 34 percent of the total number of adoptions and renewals.

We continue to question the strategic motivation for including these provisions, particularly those providing for chewable pills or permitted offers. It seems contrary to the interests of shareholders to constrain the discretion of a board of directors to use a rights plan to defer an offer or enable an auction, in an environment where equity values are relatively and absolutely low, through a provision exempting an ostensibly “premium” bid that the board does not believe reflects a corporation’s full value.

G-26

C. Addressing the Abusive Use of Synthetic Equity Positions.

Although this year many activist hedge funds and “event-driven” investors are facing challenging markets, which require them to re-focus energy internally rather than on external takeover campaigns, the ability and willingness of such investors to utilize share accumulation strategies that leverage equity derivative positions to advance takeovers (or other activist agendas) is likely to remain a permanent feature in the takeover landscape. We describe below methods employed by boards of directors of public corporations in altering the traditional definition of beneficial ownership in rights plans to explicitly protect against a strategy of significant stock accumulation, based in part on equity derivative positions, to effect a change in corporate control.

Approximately 28 percent of rights plans adopted or renewed in 2008 contained language including derivatives or synthetic equity in the calculation of the beneficial ownership threshold that triggers a rights plan. As this new rights plan technology has been implemented by corporations, various formulations of the definition of “beneficial ownership” have emerged. Three formulations are discussed below. The first approach seeks to capture all synthetic equity within the defined term beneficial ownership, without regard to any other factors (the “Full-Ownership Approach”), but operates only with respect to the long party investor, not its counterparties. The second formulation similarly operates only on the long party investor, but unlike the Full-Ownership Approach, requires the investor to own a physical position before the beneficial ownership definition aggregates the investors’ synthetic equity position (the “Double-Trigger Approach”). The third formulation captures synthetic equity only to the extent that a counterparty (or counterparties) holds physical shares as a hedge, but unlike the first two formulations, seems to operate against the counterparties, as well as the long party. This last formulation is currently under review in the pending In re Atmel Corporation Shareholders Litigation21 (the “Atmel Approach”). Assuming In re Atmel Corp. culminates in an opinion, it may offer further insight on the relative merits and drawbacks of some or all of these approaches to defining beneficial ownership and applying rights plans to counterparties in the equity derivatives market.

1. The Full-Ownership Approach.

The Full-Ownership Approach contemplates that all equity derivative positions held by an investor will be included in the calculation of a shareholder’s beneficial ownership for purposes of the rights plan trigger. The derivative ownership position is calculated based on the notional number of shares covered by each derivative contract to which an investor is party, as illustrated by the sample definition of “beneficial owner” below.

A Person shall be deemed to be the “Beneficial Owner” of and shall be deemed to “Beneficially Own” and have “Beneficial Ownership” of any securities: . . . (iv) that are the subject of a derivative transaction entered into by such Person, or derivative security acquired by such Person, which gives such Person the economic equivalent of ownership of an amount

21 No. 4161-CC (Del. Ch. filed Mar. 11, 2009).

17

G-3

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1/26 5.89 2785830 1/25 5.73 3343664 1/24 5.88 7782324 1/21

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SN 205816 H655—426—0 26-Jon—2011 1904:54

APPENDIX H

The Ultimate Search Tool

Easily Find Software, Music, Videos and more with SearchAle!

THE GLOBE AND MAIL

November 29, 2007

CEO of the Year

Globe and Mail Update

CN’s Hunter Harrison may be gruff. and he’s certainly impolitic. But shareholders like Bill Gates love him. Competitors try to copy him. Even the union, which led a strike early this year, admits he’s a stand-up

Though Paul Tellier stepped down as CEO of CN five years ago, he still keeps an office at CN’s headquarters, on Montreal’s rue de La GauchetiEH9. So the company’s old taskmaster-who became a corporate legend after hacking the fat from a money-losing railroad-still bumps into members of his old team and occasionally hears tales of their lost Saturdays.

“When I go up in the elevator in the morning,” Tellier says, “I’ll run into people and ask, ‘Did you have a nice weekend ‘” Every so often, he’ll get an answer along these lines: “I’ve been on duty at the Edmonton rail yard for the past five days.” Tellier can only smile, knowing that, yes, he left CN in the right hands.

But then, Tellier knew Ewing Hunter Harrison was destined to run the railway way back in 1998. Tellier and his chief financial officer, Michael Sabia, were moving in on the Illinois Central Railroad-a crucial part of CN’s plan to penetrate the U.S. market. The fanner Crown corp’s lines ran from Halifax in the East to Prince Rupert, B.C., in the West. but only as far south as Chicago. Bagging the IC would take eN through Mississippi and Alabama, all the way to New Orleans.

Tellier dispatched Sabia and CN’s chief legal officer, Jean Pierre Ouellet, to the IC’s base in Chicago 10 continue the negotiations. As the long afternoon turned into evening, Harrison, the IC’s top executive, invited the pair to dinner at his house. “They came back late, and Sabia phoned me after he’d landed in Montreal-and he knew that I was a guy who goes to bed early,” remembers Tellier. “He said, ‘You should have seen this guy talking about railroads in his living room!’”

Hunter Harrison the Sermonizer had been at it again, preaching from the Book of Good Railroading. (He comes by it honestly: His father was a police officer in Memphis, Tennessee, who quit the force to become a travelling preacher.) And he’s barely tet up in the 10 years since coming aboard at CN.

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In fact, he now spends much of his time guiding CN employees, from engineers to marketing managers, through so-called Hunter Camps-three-day sessions devoted to the gospel of efficiency. To hear him talk, you’d think Harrison was more a missionary than a hard-nosed, hot-tempered rail man. -If you can develop five or six disciples out of those 25 people that really start to believe in it, that start to think this company is really doing the right thing for the right reasons, that becomes powerful,” he says in his Tennessee drawl. “Because chances are, they go back to the workplace and maybe they convert two or three more, and before ifs over with, you have a real renaissance.”

This is not the first time CN’s been born again. When Tellier took over in 1992, it was still a subsidized ward of the federal government. During his 10~year tenure, he took an axe to its bloated work force (cutting it from 32,000 to about 23,000) and transformed CN into a publicly traded company that earned $800 million in Tellier’s final year at the lop. But it is Harrison who has turned the company into the continent’s best-managed railway. On his watch, CN’s sales have increased by nearly one-third, and profits have more than doubled-last year, they broke through $2 billion for the first time (with a bit of help from a tax benefit). But here’s the bizarre part: Even with all that growth, CN has 1,400 fewer employees now than when he took over as CEO five years ago. You thought Tellier carried a sharp knife Under Harrison, CN is so much more efficient than every other major North American railroad that it’s not even a contest.

Harrison’s vision has spread, revolutionizing an antiquated business. Rail companies across the continent have started to copy his “precision railroading” model-running freight trains on a schedule, much like a passenger line-attracting an ever-larger following of big-name investors in the process. Warren Buffett’s Berkshire Hathaway owns 17% of the Big Four U.S. line Burlington Northern Santa Fe. And the only man richer than Buffett-Microsoft’s Bill Gates-is CN’s largest shareholder. This has been a tough year for CN, though. First there was the three-week conductors’ strike that started in February. Eventually, CN workers were forced back to work by federal legisla1ion, and the contract went to arbitration, which infuriated the United Transportation Union (UTU). “This move is a special gift to CN Rail from their friends in Ottawa,” the union’s vice-president said at the time. “Only bargaining, not a back-ta-work law, will resolve the many outstanding issues at eN.” (By the end of the dispute, however, Harrison’s blunt honesty had won over at least some union members. “If he tells you he’s going to screw you, he’ll screw you,” Tim Secord, a senior Canadian official with the UTU, says now. “If he tells you he’s going to fix something, he’ll fix it. The guy does not lie.”)

And that was just the start. Smacked by the rising Canadian dollar, expensive fuel and an interminable slump in the forestry sector (which accounts for about a quarter of CN’s freight revenue), the company’s profits will fall short of the $2-billion mark this year. Why, then, does Harrison get our nod as the top CEO of 20077 Partly it’s for what he has achieved in the past. But the bigger factor is what he has done to secure CN’s future. In September, Harrison made a deal to buy a key piece of track around Chicago for $300 million, filling in the last major gap in CN’s North American network. The same month, 4,000 kilometres to the northwest, B.C. Premier Gordon Campbell opened the first phase of a $170-million terminal in Prince Rupert-backed in part by CN-designed to lure shipments of Asian goods away from congested ports in Vancouver, California and elsewhere. By 2009, the upgraded port could mean an extra $300 million in annual revenue for CN.

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Harrison likely won’t be around to reap the rewards-his contract calls for him 10 step down at the end of 2009, after he hits 65. “I would like to leave the company with the mission that says that CN, besides being the best railroad in North America, will one day become one of the best transportation companies in the world,” he says. A lofty goal-maybe even an impossible one. But if anyone can put CN on the right track, it’s Harrison. “I’ve seen a lot of railroaders,” says CN’s chairman, David McLean, whose father spent 50 years at the company. “And there’s no doubt in my mind he’s the best railroader J’ve ever met-probably the best in the world.” Yes , Harrison is nearing the end of a fine career in railroading. Yet it likely never would have got started if not for the fact that, at one time, he was a foolish, hotheaded jackass.

arrison was born in 1944, the first of five children, the rest all girls. His father had been a promising pitcher, and was signed by the Chicago White Sox at just1 Then he got drafted to serve in the Second World War, took a bullet in his pitching arm and “never was the same.” Harrison inherited his father’s athletic prowess, but as so often happens, the father tried to live out his unfulfilled dreams through the son-and the son rebelled. “He blew his opportunities, and he wanted to be sure that I didn’t do the same thing,” says Harrison. ‘‘The more he pushed, the more I pushed back.” If it weren’t for the chip on his shoulder, Harrison could easily have landed a football or baseball scholarship. “One of the scouts said that if I’d get rid of my rabbit ears and my red ass, I would be okay,” says Harrison, “meaning that I had a hot little temper, and I heard everything the crowd said.” In 1962, he enrolled at Memphis State University-without a scholarship.

Harrison was at MSU for neither a good time nor a long time-he dropped out in his sophomore year, but not before he landed a job at the SI. Louis-San Francisco Railway Co. You’ve heard of GEOs who start at the bottom In Harrison’s case, it’s the literal truth: His first gig at Frisco, as the company was known , was to crawl beneath the cars and squirt oil on their bearings. He was motivated neither by a boyhood Jove of the railroad nor a grand delusion of some day running one. It was about money, plain and simple. “The job I was working at before Frisco paid 50 cents an hour,” he says. ‘‘The railroad paid $2.12.”

Two things caused Harrison 10 grow up quickly. The first was an unplanned pregnancy that made him a father a120· “That kind of inspired me to get my act together.” The second was that he realized he had a knack for making the trains move on time. One of his first assignments above simple grunt work was as a train master, sitting in a tower and ordering around cars-a rail yard’s version of air traffic controller.

The place was a sweatshop. “You’d go to work. with three packs of Marlboros, Turns, Tylenol and medication, and drink two pals of coffee or more all night,” Harrison says. “Never leave the tower to go eat. Work for 12 hours and walk out of There just drained, mentally as well as physically. Drive home, fall into bed, sleep, get up and do it again. M If you didn’t love it, it would drive you crazy. Harrison loved it.

The best analogy for the train master’s job is playing checkers. Some people have an instinct for how to get a piece from one side of the board to the other in the fewest number of moves. Harrison had that same gut feel for moving cars. His bosses noticed, and he began to move up the ranks. In 1980, when Frisco was bought by Burlington Northern (BN), Harrison got his break: The new head of the merged company was a Frisco exec who liked him. Within four years, Harrison was a vice-president.

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CIBC World Markets

Equity Research
Initiating Coverage

March 19, 2007

Road & Rail/Railroads

Canadian National Railway Company

Taking It To The Next Level Of Precision Railroading

Stock Rating:
Sector Outperformer

Sector Weighting:
Market Weight

12-18 mo. Price Target	$64.00
CNR-TSX (3/16/07)	$51.02

Key Indices: Toronto

3-5-Yr. EPS Gr. Rate (E)	11.0%
52-week Range	$44.43-$55.95
Shares Outstanding	515.5M
Float	510.7M Shrs
Avg. Daily Trading Vol.	522,227
Market Capitalization	$26,300.8M
Dividend/Div Yield	$0.84 / 1.6%
Fiscal Year Ends	December
Book Value	$19.06 per Shr
2007 ROE (E)	21.0%
LT Debt	$5,386.0M
Preferred	Nil
Common Equity	$9,824.0M
Convertible Available	No

Earnings Per Share	Prev	Current
2006		$3.39A
2007		$3.80E
2008		$4.25E
P/E		
2006		15.1x
2007		13.4x
2008		12.0x

H-4

- Effective March 19, we are initiating coverage of Canadian National Railway (CN) with a Sector Outperformer rating and a 12- to 18-month price target of $64 per share. We use a 15x P/E multiple (in line with historical) on our F2008 EPS of $4.25 to derive our price target.
- Key catalysts to share price include the opening of Prince Rupert (deep-water intermodal port), CN's continued focus on improving operational efficiency, implementation of Smart Yard, and shifting towards an hourly based wage system.
- CN is targeting revenue growth in the 5% to 6% range for 2007, with 50% due to pricing improvements and the other 50% due to volume growth. CN expects solid demand from all commodity groups but is most bullish on intermodal.
- Our SO recommendation is a reflection of compelling valuation (compared to both CP and U.S. Class 1s), industry leadership position operating as a scheduled railroad, and the expectation that the story of improved operating efficiency will continue for the foreseeable future.

Stock Price Performance



Canadian National Railway Co.(CNR)
56.52
53.26
50.00
46.74
43.48
40.22
Price (C$)
5.00
3.75
2.50
1.25
0.00
Volume in Millions
Mar 06
May 06
Jul 06
Sep 06
Nov 06
Jan 07
Mar 07

Source: Reuters

All figures in Canadian dollars, unless otherwise stated.

07-73187 © 2007

Company Description

Canada's largest, and one of six Class 1 North American rails. CN's 19,200 miles of rail spans across Canada and south through the U.S., connecting to all three coasts.

www.cn.ca

CIBC World Markets does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision.

See "Important Disclosures" section at the end of this report for important required disclosures, including potential conflicts of interest.

See "Price Target Calculation" and "Key Risks to Price Target" sections at the end of this report, where applicable.

Jacob Bout, CFA
1 (416) 956-6766
Jacob.Bout@cibc.ca

Kevin Chiang
1 (416) 594-7198
kevin.chiang@cibc.ca

Find CIBC research on Bloomberg, Reuters, firstcall.com and cibcwm.com

CIBC World Markets Inc., P.O. Box 500, 161 Bay Street, BCE Place, Toronto, Canada M5J 2S8 (416) 594-7000
CIBC World Markets Corp., 300 Madison Avenue, New York, NY 10017-6204 (212) 667-7000 (800) 999-6726

Taking It To The Next Level Of Precision Railroading - March 19, 2007

Exhibit 4. Share Price History $60 $50 $40 $30 $20 $10 $0 Illinois Central acquisition announced CN and Kans is City Southern announce a 15-y r marketing alliance CN/BNSF propose combination announced Acquisition of Illinois Central CN/BNSF announce termination of combination agreement Acquisition of Wisonsin Central Wisconsin Central acquisition announced CN announces BC Rail transaction CN closes BC Rail transaction GLT acquisition announced Acquisition of GLT Nov-95 May-96 Nov-96 May-97 Nov-97 May-98 Nov-98 May-99 Nov-99 May-00 Nov-00 May-01 Nov-01 May-02 Nov-02 May-03 Nov-03 May-04 Nov-04 May-05 Nov-05 May-06 These results cannot and should not be viewed as an indicator of future performance. Source: Company reports and CIBC World Markets Inc. In 1998, CN and Illinois Central (IC) merged, expanding CN’s network in Canada from Vancouver to Halifax and in the United States through Chicago into New Orleans. The merger joined the two railroads end to end, forming a Y-shaped network – the only North American railroad company to link three North American coasts: the Atlantic, the Pacific, and the Gulf of Mexico. The two railroads also concluded a marketing alliance with the Kansas City Southern Railway, extending shippers’ reach along the three networks, southwest to Kansas City and Dallas, and into Mexico through Kansas City Southern’s affiliates. Between 2001 and 2004, CN also acquired Wisconsin Central, BC Rail and GLT. CN currently operates 20,300 route miles of track and employs approximately 21,811 people. Strategy, Growth And Opportunities CN has been undergoing a transformation since the early 1990s when then CEO Paul Tellier, implemented an aggressive business plan focusing on cost cutting, revenue growth, and strategic investment. When Hunter Harrison became president in 2003, CN led the industry in efficiency and service reliability (a performance level that Harrison himself had done much to achieve as executive vice-president and chief operating officer over the previous five years). Hunter is regarded as one of the best, if not the best, railroad men in the industry. He was an early advocator of scheduled railroading (a philosophy brought with him from the Illinois Central acquisition). Hunter Harrison is regarded as one of the best, if not the best, railroad men in the industry. He was an early advocator of scheduled railroading.

EX-10.1 2 dex101.htm FIFTH AMENDED AND RESTATED CREDIT AGREEMENT, DATED AS OF APRIL 2, 2007

Exhibit 10.1

EX-10.1 2 dex101.htm FIFTH AMENDED AND RESTATED CREDIT AGREEMENT, DATED AS OF APRIL 2, 2007

APPENDIX I Exhibit 10.2

EXECUTION COPY

DYNEGY HOLDINGS INC.

FIFTH AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of April 2, 2007

among

DYNEGY HOLDINGS INC.,

as the Borrower,

DYNEGY INC.,

a Delaware corporation,

as the Parent,

DYNEGY INC.,

an Illinois corporation,

as the Intermediate Parent,

The Other Guarantors Party Hereto,

The Lenders Party Hereto,

CITICORP USA, INC.

and

JPMORGAN CHASE BANK, N.A.,

as Administrative Agents,

CITICORP USA, INC.,

as Payment Agent,

JPMORGAN CHASE BANK, N.A.,

as Collateral Agent

and

JPMORGAN CHASE BANK, N.A.

and

CITIBANK, N.A.,

as Revolving L/C Issuers and Term L/C Issuers

J.P. MORGAN SECURITIES INC.

and

CITIGROUP GLOBAL MARKETS INC.,

as Joint Lead Arrangers and Joint Bookrunners

and

CREDIT SUISSE, CAYMAN ISLANDS BRANCH,

BANK OF AMERICA, N.A.

and

ABN AMRO BANK N.V.

as Co-Documentation Agents

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“Cash Equivalents” means:

(a)	Dollars;

(b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(c) certificates of deposit, demand deposits, and time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any Lender or with any domestic branch of a commercial bank having capital and surplus in excess of $500,000,000 and a Thomson Bank Watch Rating of “B” or better;

(d) repurchase obligations with a term of not more than one year for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above;

(e) commercial paper, notes and bonds having one of the two highest ratings obtainable from Moody’s or S&P and in each case maturing within one year after the date of acquisition;

(f) auction rate securities having one of the two highest ratings obtainable from Moody’s, S&P or Fitch and in each case maturing within one year after the date of acquisition; and

(g)	money market funds which invest primarily in assets of the kinds described in clauses (a) through (f) above.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“CERCLIS” means the Comprehensive Environmental Response, Compensation and Liability Information System maintained by the U.S. Environmental Protection Agency.

“CH Lease” means the facility leases contemplated by the Participation Agreement dated as of May 1, 2001 among Dynegy Roseton, L.L.C., Roseton OL LLC, Wilmington Trust Company, as lessor manager, Roseton OP LLC, and JPMCB, as trustee and by the Participation Agreement dated as of May 1, 2001 among Dynegy Danskammer, L.L.C., Danskammer OL LLC, Wilmington Trust Company, as lessor manager, Danskammer OP LLC, and JPMCB, as trustee.

“Change of Control” means the occurrence of any of the following:

(a) any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 of the SEC under the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Parent or any of its Subsidiaries, directly or indirectly, of securities of the Parent (or other securities convertible into such securities) representing 42% or more of the combined voting power of all securities of the Parent entitled to vote in the election of directors, other than securities having such power only by reason of the happening of a contingency;

(b) during any period of up to 24 consecutive months, commencing on or after the date of this Agreement, individuals who at the beginning of such 24-month period were (i) directors of the Parent (and, for this purpose, the directors of the Parent nominated by LS Associates and elected to the board of directors of the Parent upon consummation of the Merger shall be deemed to be directors of the Parent commencing on the date of this Agreement) or (ii) elected or nominated by (x) individuals who at the beginning of such 24-month period were such directors or other named persons, (y) individuals elected in accordance with this clause (b), or (z) the Regents of the University of California or their designee, shall cease for any reason (other than as a result of death, incapacity or normal retirement) to constitute a majority of the board of directors of the Parent; or

10

(c)	the Parent shall cease to own (directly or indirectly) 100% of the Equity Interests of the Borrower.

“Citibank” means Citibank, N.A.

“Claims” has the meaning specified in Section 11.05.

“closing Date” means the first date all the conditions precedent in Section 4.01 are satisfied or waived in accordance with Section 4.01 (or, in the case of Section 4.01(b), waived by the Person entitled to receive the applicable payment).

Fifth Amended and Restated Credit Agreement

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EX-10.1 2 d75189_ex10-1.htm AMENDMENT 2 TO THE FIFTH AMENDED AND RESTATED CREDIT FACILITY

EX-10.1 2 d75189_ex10-1.htm AMENDMENT 2 TO THE FIFTH AMENDED AND RESTATED CREDIT FACILITY

Exhibit 10.1

EXECUTION COPY

AMENDMENT NO. 2

AMENDMENT NO. 2 dated as of September 30, 2008 to the Credit Agreement referred to below, among DYNEGY HOLDINGS INC. (the “Borrower”), DYNEGY INC., a Delaware corporation, DYNEGY ILLINOIS INC., an Illinois corporation, the other Guarantors party to such Credit Agreement, the Lenders party to such Credit Agreement, CITICORP USA, INC. and JPMORGAN CHASE BANK, N.A., as Administrative Agents, CITICORP USA, INC., as Payment Agent, JPMORGAN CHASE BANK, N.A., as Collateral Agent, and each L/C ISSUER party thereto.

The Borrower, the Guarantors party thereto, the Lenders, the Administrative Agents and the Collateral Agent are parties to a Fifth Amended and Restated Credit Agreement dated as of April 2, 2007 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”).

The parties hereto hereby agree as follows:

Section 1. Defined Terms. Capitalized terms used but not otherwise defined herein have the meanings given them in the Credit Agreement.

Section 2. Amendments to Credit Agreement. Subject to the satisfaction of the conditions set forth in Section 4 of this Amendment No. 2, but effective as of the date hereof, clause (a) of the definition of “Change of Control” in Section 1.01 of the Credit Agreement shall be amended by replacing the reference therein to “42%” to “50%”.

Section 3. Representations and Warranties. The Borrower and the Parent represents and warrants to the Lenders and the Agents that (a) the representations and warranties of each Loan Party contained in Article V of the Credit Agreement or in any other Loan Document shall be true and correct in all material respects on and as of the date hereof and as if each reference therein to the Credit Agreement or words of like import included reference to this Amendment and the Credit Agreement as amended hereby (except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date), (b) no Default exists immediately prior to giving effect to this Amendment No. 2 and no Default shall exist immediately after giving effect to Amendment No. 2 and (c) since December 31, 2007, except as disclosed in any Public Disclosure, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

Section 4. Conditions to Effectiveness. This Amendment No. 2 shall become effective on the date hereof; provided that all of the following conditions precedent shall have been met (or waived), as determined by the Agents in their sole reasonable discretion:

(a) Execution of Amendment No. 2. The Administrative Agents shall have received one or more counterparts of this Amendment No. 2 duly executed by the Borrower, the Parents, the Guarantors, the Agents and Lenders constituting the Required Lenders.

(b) Fees. Subject to this Amendment No. 2 being approved by the Required Lenders, the Borrower shall have paid to the Payment Agent for the account of each Lender that has executed and delivered this Amendment No. 2 on or prior to 12:00 p.m. (New York time) on September 29, 2008, an amendment fee equal to 0.10% of the aggregate amount of the Revolving

Amendment No. 2

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